Exhibit 99.1

Execution Version

ARRANGEMENT AGREEMENT

AMONG:

STRUCTURED ALPHA LP

– and –

LIMINAL BIOSCIENCES INC.

July 11, 2023

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Certain Rules of Interpretation	11
1.3	Schedules	12
Article 2 THE ARRANGEMENT		13
2.1	The Arrangement	13
2.2	Court Proceedings and Materials	13
2.3	Interim Order	14
2.4	Company Circular	15
2.5	The Company Meeting	16
2.6	Final Order	18
2.7	Articles of Arrangement and Effective Date	18
2.8	Payment of Consideration	18
2.9	Withholding Rights	18
Article 3 REPRESENTATIONS AND WARRANTIES		19
3.1	Representations and Warranties of the Company	19
3.2	Representations and Warranties of the Purchaser	19
Article 4 COVENANTS OF THE PARTIES		20
4.1	Covenants of the Company Regarding the Conduct of Business	20
4.2	Pre-Acquisition Reorganizations	24
4.3	Covenants of the Company Relating to the Arrangement	25
4.4	Covenants of the Purchaser Relating to the Arrangement	27
4.5	Preparation of Filings	29
4.6	Access to Information	29
4.7	Insurance and Indemnification	30
4.8	Exchange Delisting	31
4.9	Post-Closing Employment Matters	31
Article 5 ADDITIONAL AGREEMENTS		32
5.1	Non-Solicitation	32
5.2	Responding to a Superior Proposal and Right to Match	34
5.3	Agreement as to Damages	36
5.4	Liquidated Damages, Injunctive Relief and No Liability of Others	37
Article 6 TERM, TERMINATION, AMENDMENT AND WAIVER		37
6.1	Term	37
6.2	Termination	37
6.3	Notice and Cure Provisions	39
6.4	Effect of Termination/Survival	40
6.5	Amendment	41
6.6	Waiver	41
Article 7 CONDITIONS		41
7.1	Mutual Condition Precedents	41
7.2	Additional Conditions Precedent to the Obligations of the Purchaser	42
7.3	Additional Conditions Precedent to the Obligations of the Company	43
7.4	Satisfaction of Conditions	43

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Article 8 GENERAL PROVISIONS		44
8.1	Notices to Parties	44
8.2	Governing Law	45
8.3	Expenses	45
8.4	Injunctive Relief	45
8.5	Entire Agreement	46
8.6	Assignment and Enurement	46
8.7	Severability	46
8.8	Waiver	46
8.9	No Third Party Beneficiaries	46
8.10	Counterparts	47
Schedule A PLAN OF ARRANGEMENT		1
Article 1 INTERPRETATION		1
Article 2 The Arrangement		5
Article 3 RIGHTS OF DISSENT		7
Article 4 CERTIFICATES AND PAYMENTS		8
Article 5 AMENDMENTS		11
Article 6 FURTHER ASSURANCES		11
SCHEDULE C REPRESENTATIONS AND WARRANTIES OF THE COMPANY		1
SCHEDULE D REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		1

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of July 11, 2023,

AMONG:

STRUCTURED ALPHA LP, a limited partnership existing under the laws of the Cayman Islands, by its general partner, THOMVEST ASSET MANAGEMENT LTD., a corporation existing under the laws of the Province of Ontario

(the “Purchaser”)

- and -

LIMINAL BIOSCIENCES INC., a corporation existing under the laws of Canada

(the “Company”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following words, terms and expressions (and all grammatical variations thereof) shall have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transactions involving only the Company and/or one or more of its wholly-owned subsidiaries, any inquiry, proposal or offer (written or oral) from any person or group of persons other than the Purchaser (or an affiliate of the Purchaser or any person acting jointly or in concert with the Purchaser) received by the Company before or after the date of this Agreement relating to, in each case whether in a single transaction or a series of transactions: (a) any direct or indirect sale, disposition or joint venture (or any lease, license or other arrangement having the same economic effect as a sale, disposition or joint venture) of assets (including securities of any subsidiary of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its subsidiaries (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company or any of its subsidiaries) then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); (c) any acquisition, disposition, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving the Company or any subsidiary whose assets represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue of the Company and its subsidiaries (based on the most recent publicly available consolidated financial statements of the Company); (d) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; or (e) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“affiliate” has the meaning specified thereto in National Instrument 45-106 – Prospectus Exemptions.

“Agreement” “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this arrangement agreement, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming this Agreement, in each case in accordance with the terms hereof, and all references to “Articles”, “Sections”, “Schedules” and “Exhibits” mean and refer to the specified article, section, schedule or exhibit of this Agreement.

“Arrangement” means the arrangement involving the Company and the Purchaser under the provisions of Section 192 of the CBCA on the terms and subject to the conditions set forth in this Agreement and as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Company Shareholders to be considered by the Company Shareholders by the Required Vote at the Company Meeting, to be in substantially the form and content of SCHEDULE A hereto, with such changes as may be agreed to by the Purchaser and the Company, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 191(4) of the CBCA after the Final Order is made.

“Authorization” means with respect to any person, any order, grant, permit, approval, certificate, consent, waiver, licence, classification, registration or similar authorization of any Governmental Entity having jurisdiction over the person.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(d).

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario and Montreal, Québec.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 6.2(c)(i)(B).

“Closing” has the meaning specified in Section 2.7(b).

“Collective Agreements” means any collective bargaining agreements or union agreements applicable to the Company or any of its subsidiaries and all related letters or memoranda of understanding applicable to the Company or any of its subsidiaries which impose obligations upon the Company or any of its subsidiaries.

“Common Shares” means the common shares in the capital of the Company.

“Company Circular” means the notice of the Company Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its subsidiaries.

“Company Filings” means all forms, reports and documents publicly filed by or on behalf of the Company on SEDAR, or publicly filed with or furnished to the SEC on EDGAR, between January 1, 2021 and the date immediately preceding the date of this Agreement.

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with this Agreement and the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable.

“Company Shareholders” means holders of Common Shares.

“Company Stock Option Plan” means the amended and restated stock option plan of the Company effective as of and from August 10, 2010.

“Company Warrants” means the common share purchase warrants of the Company, including the 789,472 common share purchase warrants of the Company issued on November 3, 2020 and November 25, 2020 that expire on November 3, 2025.

“Confidentiality Agreement” means the agreement dated as of April 25, 2023 between Thomvest Asset Management Ltd. and the Company.

“Consideration” means US$8.50 in cash per Common Share.

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

“Contract” means any written or oral agreement, commitment, engagement, contract, licence, lease, obligation or undertaking, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“D&O Indemnification Expiry” has the meaning specified in Section 4.7(b).

“Depositary” means Computershare Investor Services Inc. or such other person as the Company may appoint to act as the depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed under section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the Exchange Act and other statutes.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its subsidiaries, Company Employees or former employees of the Company or any of its subsidiaries (or their respective beneficiaries), whether or not in writing, in each case, which are maintained, funded or sponsored by the Company or any of its subsidiaries or in respect of which the Company or any of its subsidiaries has any liability, other than any statutory plans administered by a Governmental Entity, including the Canada Pension Plan and Québec Pension Plan and plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Final Order” means the final order of the Court under section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisor Opinion” means the opinion of BMO Nesbitt Burns Inc. rendered on July 11, 2023 to the Special Committee to the effect that, as of the date of such opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken set forth therein, the Consideration to be received by the Public Shareholders pursuant to the Plan of Arrangement was fair, from a financial point of view, to the Public Shareholders.

“Financial Statements” means, collectively, (a) the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2022 and 2021 (including any notes or schedules thereto and the auditor’s report thereon), and (b) the Company’s interim condensed consolidated financial statements for the three-month periods ended March 31, 2023 and 2022 (including any notes or schedules thereto).

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including Nasdaq.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified D&Os” has the meaning specified in Section 4.7(b).

“Intellectual Property” means all intellectual property, industrial property, and intellectual property rights which may exist under the Laws of any jurisdiction of the world, including any of the following: (a) patents, applications for patents and reissues, divisionals, divisions, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications; (b) trade names, business names, corporate names, common law (unregistered) trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyrights; (d) designs, design registrations, design registration applications, industrial designs, industrial design registrations, industrial design registration applications, integrated circuit topographies, mask works, mask work registrations and applications for mask work registrations; (e) internet domain names, website names, world wide web addresses, social media handles and all goodwill associated therewith; (f) rights in and to Software, data, and databases; and (g) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably).

“IT Systems” means all computer hardware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business of the Company and its subsidiaries.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Leased Real Property” means all real property leased, subleased, licensed, or similarly occupied by the Company or any of its subsidiaries or which the Company or any of its subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Leases” means all written or oral leases, subleases, licenses, and similar occupancy agreements, including any third-party head lease or sublease to which the Company or any of its subsidiaries is subject to, and all amendments, extensions, assignments, waivers and variations thereof or guarantee, indemnity or security agreements therefor, of the Leased Real Property and “Lease” means any one of them.

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims.

“Match Period” has the meaning specified in Section 5.2(a)(v).

“Material Adverse Effect” means any change, event, occurrence, effect, development, state of fact or circumstance that, individually or in the aggregate with any other changes, events, occurrences, effects, developments, states of facts or circumstances has or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its subsidiaries, taken as a whole, but excluding any change, event, occurrence, effect, development, state of fact or circumstance resulting from or arising, directly or indirectly, in connection with:

(a) any change, event, occurrence, effect, state of fact or circumstance generally affecting the industry in which the Company and its subsidiaries operate or carry on their business;

(b) any change or development in currency exchange, interest or inflationary rates or in general economic, business, regulatory, political or market conditions or in financial securities or capital markets in Canada, the United States or in global financial or capital markets;

(c) any change, event, occurrence, effect, state of fact or circumstance resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d) any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity;

(e) any change in applicable generally accepted accounting principles, including IFRS;

(f) any hurricane, flood, tornado, earthquake, fire or other natural disaster or man-made disaster; or

(g) any epidemic, pandemic or outbreak of illness (including COVID-19) or other health crisis or public health event, or the worsening of any of the foregoing;

provided, however, if a change, event, occurrence, effect, development, state of fact or circumstance referred to in clauses (a) through to and including (g) above does not primarily relate to (or have the effect of primarily relating to) the Company and its subsidiaries, taken as a whole, or disproportionately adversely effects the Company and its subsidiaries, taken as a whole, relative to other companies and entities operating in the industries and businesses in which the Company and its subsidiaries operate, such change, event, occurrence, effect, development, state of fact or circumstance may be taken into account in determining whether a Material Adverse Effect has or could reasonably be expected to have occurred.

“Material Contract” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) that is a shareholder agreement, partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any corporation, partnership, limited liability company or joint venture in which the Company or any of its subsidiaries is a shareholder, partner, member or joint venturer (or other participant) that is material to the Company and its subsidiaries, taken as a whole, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned subsidiary of the Company; (c) relating to indebtedness for borrowed money that is or may become outstanding, or the guarantee or any similar commitment with respect to any liabilities, other than any such Contract between two or more wholly-owned subsidiaries of the Company or between the Company and one or more of its wholly-owned subsidiaries; (d) restricting the incurrence of indebtedness by the Company or any of its subsidiaries or the incurrence of any Liens on any properties or assets of the Company or any of its subsidiaries or restricting the payment of dividends by the Company or by any of its subsidiaries; (e) under which the Company or any of its subsidiaries is obligated to make or expects to receive payments in excess of $100,000 over the next twelve months; (f) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000; (g) that contains express exclusivity, right of first offer or refusal, or non-solicitation obligations of the Company or any of its subsidiaries; (h) with any person with whom the Company or any of its subsidiaries does not deal at arm’s length (within the meaning specified in the Tax Act); (i) relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlements of the Company or any of its subsidiaries in excess of $100,000 and which have not been fully satisfied prior to the date of this Agreement; (j) which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities; (k) that expressly limits or restricts in any material respect (A) the ability of the Company or any subsidiary to engage in any line of business or carry on business in any geographic area or (B) the scope of persons to whom the Company or any of its subsidiaries may sell products; and (l) that is a Lease.

“material fact” has the meaning specified in the Securities Act as in effect as of the date of this Agreement.

“Material Subsidiaries” means, collectively, Liminal R&D BioSciences Inc., Liminal BioSciences Limited, Telesta Therapeutics Inc., Pathogen Removal and Diagnostic Technologies Inc. and Fairhaven Pharmaceuticals Inc.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Omnibus Incentive Plan” means the omnibus incentive plan of the Company dated May 7, 2019.

“Ordinary Course” means, with respect to an action taken by the Company or its subsidiaries, that such action is, in all material respects, consistent with the past practices of the Company and its subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Company and its subsidiaries.

“Outside Date” means December 31, 2023, or such later date as may be agreed to in writing by the Parties.

“Parties” means, together, the Purchaser and the Company, and “Party” means any one of them, as the context requires.

“Permitted Liens” means, in respect of the Company or any of its subsidiaries, any one or more of the following:

(a) Liens for Taxes which are not due or delinquent, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings and for which adequate provision for payment of the contested amount has been made in the Financial Statements;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, in each case incurred in the Ordinary Course and provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Company or any of its subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance, provided that such statutory provisions or terms have been complied with and do not individually or in the aggregate materially and adversely impair the current use and operation thereof assuming its continued use in the manner in which it is currently used;

(d) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters provided that they have been complied with and, individually or in the aggregate, do not materially and adversely impact the Company’s and its subsidiaries’ current or contemplated use, occupancy, utility or value of the Leased Real Property; and

(e) Liens listed and described in Section 1.1 of the Company Disclosure Letter.

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Personal Information” means any information about an identifiable individual, including information that, alone or in combination with other available information, may be used to identify an individual, including any information to which applicable Privacy Laws may apply.

“Plan of Arrangement” means the plan of arrangement substantially in the form of SCHEDULE A hereto and any amendments or variations thereto made in accordance with the provisions of this Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.2(a)(i).

“Preferred Shares” means the preferred shares in the capital of the Company.

“Privacy Laws” has the meaning specified in Schedule C.

“Public Shareholders” means the holders of the Common Shares (other than the Purchaser and its affiliates and any other person who holds Common Shares in respect of which votes are required to be excluded under section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement).

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated by this Agreement.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” means, with respect to any person, any directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives of such person or any of its subsidiaries.

“Required Vote” has the meaning specified in Section 2.3(b)(ii).

“RSUs” means the outstanding restricted share units issued under the Omnibus Incentive Plan.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002.

“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13E-3 under the Exchange Act to be filed in connection with this Agreement and the Plan of Arrangement, as amended, supplemented or otherwise modified.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States.

“Securities Laws” means the Securities Act, the Exchange Act and all other applicable Canadian provincial and United States federal and state securities laws, rules, regulations and published policies thereunder, including the rules, regulations, policies and orders of Nasdaq.

“Security Incident” means any act, omission, or event that has occurred or which the Company or its subsidiaries reasonably believe may have occurred, which: (a) compromises the confidentiality, integrity, or availability of any IT Systems; or (b) breaches or creates an imminent threat of breaching any of the Company’s or its subsidiaries’ confidentiality obligations and/or security controls.

“SEDAR” means the System for Electronic Document Analysis Retrieval maintained on behalf of the applicable Securities Authorities.

“Software” means software, firmware, middleware, and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code, and all documentation and other materials related to the software, firmware, middleware, and computer programs.

“Special Committee” means the special committee of independent directors of the Company constituted to consider the transactions contemplated by this Agreement and to supervise the preparation of the Valuation.

“subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of this Agreement.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person or group of persons who is an arm’s length third party to the Company made after the date hereof: (a) to acquire not less than all of the outstanding Common Shares; (b) that complies with Securities Laws and is available to all Company Shareholders on the same terms and did not result from or involve a breach of Article 5; (c) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith, after receiving the advice of its outside legal counsel and financial advisors, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (d) that is not subject to a due diligence and/or access condition; (e) that provides that the person making such Acquisition Proposal will advance or otherwise provide to the Company the cash required in order to pay the Termination Fee prior to the date on which such Termination Fee is to be paid and (f) in respect of which the Board and any relevant committee determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all of the terms and conditions of the Acquisition Proposal and the person or group of persons making such Acquisition Proposal, that it would, if consummated in accordance with its terms (but without assuming away any risk of non completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.2(b)).

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, capital, capital stock, recapture, transfer, land transfer, license, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, withholding, business, franchising, real or personal property, employee health, payroll, workers’ compensation, employment or unemployment, severance, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all information and tax returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, information returns, reports and any amendments, schedules, attachments, supplements, appendices and exhibits thereto) filed or required to be filed in respect of the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of any legal requirements relating to any Taxes.

“Termination Fee” has the meaning specified in Section 5.3.

“Third Party Beneficiaries” has the meaning specified in Section 8.9.

“Valuation” means the formal valuation of the Common Shares dated July 11, 2023 prepared by BMO Nesbitt Burns Inc. in accordance with MI 61-101.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of any act or omission by such Party with the actual knowledge, after due inquiry, that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

1.2 Certain Rules of Interpretation

In this Agreement:

(a) Time. Time is of the essence in and of this Agreement.

(b) Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c) Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d) Currency. Unless otherwise specified, all references to amounts of money in this Agreement refer to the lawful currency of Canada.

(e) Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections and the insertion of a table of contents shall not affect the interpretation of this Agreement.

(f) Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(g) Plurals and Genders. The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such persons or circumstances as the context otherwise permits.

(h) Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided. Any reference herein to the Tax Act shall also include a reference to any applicable and corresponding provision under the income tax Laws of a province or territory of Canada.

(i) Knowledge. Any reference to “the knowledge of the Company” means the actual knowledge, in their capacity as directors and/or officers of the Company and its subsidiaries and not in their personal capacity, of Bruce Pritchard, Patrick Sartore, Nicole Rusaw and Marie Iskra, after reasonable inquiry, and references to “the knowledge of the Purchaser” means the actual knowledge, in his capacity as a director and/or officer of the Purchaser, and not in his personal capacity, of Eugene Siklos, after reasonable inquiry.

1.3 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

SCHEDULE A	-	Plan of Arrangement
SCHEDULE B	-	Arrangement Resolution
SCHEDULE C	-	Representations and Warranties of the Company
SCHEDULE D	-	Representations and Warranties of the Purchaser

Article 2
THE ARRANGEMENT

2.1 The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Court Proceedings and Materials

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will accept the reasonable comments of the Purchaser and its outside legal counsel; provided, however, that the Company agrees that all information relating solely to the Purchaser included in all such materials must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement, and will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that nothing in this Agreement shall require the Purchaser to agree or consent to any increase or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to the outside legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the outside legal counsel to the Purchaser, on a timely basis, with copies of any notice, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or Final Order, and will oppose any proposal from any person that the Final Order contains any provision inconsistent with the Arrangement or this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in consultation and cooperation with, the Purchaser.

2.3 Interim Order

(a) Subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the Company Meeting in accordance with Section 2.5(a), the Company shall apply to the Court, pursuant to Section 192(3) of the CBCA, for the Interim Order in a manner and form reasonably acceptable to Purchaser, and thereafter in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order.

(b) The application referred to in Section 2.3(a) shall request that the Interim Order provide, among other things:

(i) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii) that the requisite approval for the Arrangement Resolution shall be (A) 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting and (B) a simple majority of the votes cast on the Arrangement Resolution by the Public Shareholders present in person or represented by proxy at the Company Meeting (the “Required Vote”);

(iii) that in all other respects the terms, restrictions and conditions of the Constating Documents of the Company, including quorum requirements, shall apply in respect of the Company Meeting;

(iv) for the grant of the Dissent Rights to the Company Shareholders who are registered holders of Common Shares as of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting, as contemplated in the Plan of Arrangement;

(v) for the notice requirements with respect to the application to the Court for the Final Order;

(vi) that the Company Meeting may be adjourned or postponed from time to time by the Company in the circumstances contemplated by this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Company Meeting or obtaining any vote of the Company Shareholders;

(vii) that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting; and

(viii) for such other matters as the Company and the Purchaser may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

2.4 Company Circular

(a) As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare, in consultation with the Purchaser, the Company Circular and Schedule 13E-3, together with any other documents required by applicable Laws in connection with the Company Meeting and the Arrangement, and will, as promptly as practicable after the issuance of the Interim Order, file the Schedule 13E-3 with the appropriate Securities Authorities. The Company will promptly inform the Purchaser of any requests or comments made by Securities Authorities in connection with the Schedule 13E-3 or Company Circular. Each of the Parties will use its respective commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Company Circular, the Schedule 13E-3 and any other required filings under applicable Securities Laws as promptly as practicable after receipt thereof. As promptly as reasonably practicable, but subject to the foregoing, the Company will file the final Company Circular and revised Schedule 13E-3 with the appropriate Securities Authorities, as required by applicable Laws.

(b) The Company shall provide the Purchaser and its Representatives with a reasonable opportunity to review and comment on the Company Circular, the Schedule 13E-3 and such other documents, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in the Company Circular or Schedule 13E-3 pursuant to Section 2.4(c), prior to any filing of the Company Circular and Schedule 13E-3 and mailing of the Company Circular and in accordance with this Agreement, the Interim Order and applicable Laws, and will accept all reasonable comments made by the Purchaser and its outside legal counsel.

(c) The Purchaser will, in a timely manner, furnish in writing the Company with all such information regarding the Purchaser as is reasonably required to be included in the Company Circular and Schedule 13E-3 and any other filings required to be made by the Company under applicable Laws or for the resolution of any comments from the SEC in connection with the transactions contemplated by this Agreement.

(d) As promptly as practicable after the issuance of the Interim Order, the Company will cause the Company Circular and such other documents to be sent to the Company Shareholders, as required by applicable Laws and the Interim Order, using commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.5(a). The Company Circular shall include (i) a statement that the Special Committee has received the Financial Advisor Opinion and the Valuation (copies of which shall also be included in the Company Circular), (ii) subject to the terms of this Agreement, that the Board has received the unanimous recommendation of the Special Committee and that the Board (with any conflicted directors abstaining) and Special Committee have each unanimously determined (A) that the Arrangement is fair to the Public Shareholders, (B) that the Arrangement and the entering into of this Agreement is in the best interests of the Company and (C) that, after, among other things, receiving outside legal and financial advice in connection with evaluating the Arrangement, each of the Board (with any conflicted directors abstaining) and Special Committee unanimously recommends that the Company Shareholders vote in favour of the Arrangement Resolution (collectively, the “Board Recommendation”) and (iii) a statement that each of the directors and executive officers of the Company has entered into a voting agreement and, subject to the terms and conditions of such voting agreement, will vote all Common Shares beneficially owned by such person in favour of the Arrangement Resolution and against any resolution submitted by any other person that is inconsistent with the Arrangement.

(e) Each of the Parties shall promptly notify the other if at any time before the Effective Time it becomes aware that the Company Circular or Schedule 13E-3 contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Company Circular or Schedule 13E-3, and the Parties shall co-operate in the preparation of any such amendment or supplement and, if required by applicable Law or by the Court, will cause the same to be distributed to the Company Shareholders and/or filed with the applicable Securities Authorities, as applicable.

(f) The Company shall ensure that the Company Circular complies with the Interim Order and that the Company Circular and Schedule 13E-3 comply with all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular and Schedule 13E-3 do not, at the time of mailing, contain any Misrepresentation (other than with respect to any information relating to and provided by the Purchaser). The Purchaser shall ensure that the information provided by it for inclusion in the Company Circular and Schedule 13E-3 does not, at the time of the mailing, contain any Misrepresentation. Notwithstanding the foregoing and for the avoidance of doubt, no covenant is made by the Company with respect to any of the information supplied by the Purchaser specifically for inclusion or incorporation by reference in the Company Circular or in the Schedule 13E-3.

2.5 The Company Meeting

(a) The Company shall convene and hold the Company Meeting in accordance with the Interim Order and applicable Laws, as soon as reasonably practicable, but in any event no later than September 15, 2023, for the purpose of considering the Arrangement Resolution. Except with the prior written consent of the Purchaser, the Arrangement Resolution shall be the only matter of business transacted at the Company Meeting.

(b) Unless the Agreement shall have been terminated in accordance with its terms, the Company shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i) in the case of an adjournment, as required for quorum purposes;

(ii) for adjournments or postponements for not more than 10 Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution;

(iii) as required by Law or by a Governmental Entity; or

(iv) as directed by the Purchaser in accordance with Section 5.2(c) or in the circumstances contemplated by Section 6.3(c).

(c) Subject to the terms of this Agreement, the Company shall use commercially reasonable efforts to solicit from the Public Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Public Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser and at the Purchaser’s own expense, using the services of dealers and proxy solicitation services to be selected by the Purchaser, subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed), to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Public Shareholder that is inconsistent with the Arrangement Resolution.

(d) The Company shall use commercially reasonable efforts (including any required disclosure in the Company Circular) to allow the Purchaser, directly or using the services of dealers and proxy solicitation services, at the Purchaser’s own expense, to solicit from the Public Shareholders proxies in favour of the Arrangement Resolution and against any resolution submitted by any other Public Shareholder. Without limiting the generality of the foregoing, the Company shall, upon reasonable request from time to time by the Purchaser, deliver to the Purchaser: (i) basic lists of all registered Company Shareholders and other security holders of the Company or any of its subsidiaries, showing the name and address of each holder and the number of Common Shares or other securities of the Company or such subsidiaries held by each such holder, all as shown on the records of the Company or such subsidiaries, as applicable, as of a date that is not more than three Business Days prior to the date of delivery of such list and, to the extent in the possession of the Company or as can be reasonably obtained by the Company using the procedure set forth under Securities Laws, a list of participants in book-based clearing systems, nominee registered Company Shareholders or other securities of the Company or any of its subsidiaries, as the case may be, and non-registered beneficial owners lists that are available to the Company, and securities positions and other information and assistance as the Purchaser may reasonably request in connection with the solicitation of proxies or the transactions contemplated hereby, and (ii) from time to time, at the reasonable request of the Purchaser, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.5(d).

(e) The Company shall advise the Purchaser as the Purchaser may reasonably request, and on a daily basis on each of the last ten Business Days prior to the proxy cut-off date for the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any other matters to be considered at the Company Meeting.

(f) The Company shall (i) promptly advise the Purchaser of any communication (written or oral) received from Public Shareholders in opposition to the Arrangement and any notice of Dissent Rights exercised or purported to have been exercised by any Public Shareholder received by the Company or its representatives in relation to the Company Meeting or the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Public Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and (ii) provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Public Shareholder exercising or purporting to exercise Dissent Rights, and to participate in any discussions, negotiations or proceedings with or including such persons.

(g) The Company shall not make any payment or settlement offer, or agree to any payment or settlement, prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser.

(h) The Company shall not, without the prior written consent of the Purchaser, (i) change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement thereof or (ii) waive the deadline for the submission of proxies by the Public Shareholders for the Company Meeting.

(i) The Company will give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend and speak at the Company Meeting.

2.6 Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting, as soon as reasonably practicable after the Company Meeting, but in any event no later than five Business Days thereafter, the Company shall submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, in a form and manner reasonably acceptable to the Purchaser and the Company, each acting reasonably.

2.7 Articles of Arrangement and Effective Date

(a) The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(b) Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place remotely by exchange of documents and signatures (or their electronic counterparts) as soon as reasonably practicable (and in any event not later than five Business Days) after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date). The Company shall file the Articles of Arrangement together with such other documents as may be required under the CBCA to give effect to the Arrangement, and will implement the Plan of Arrangement on the day of Closing.

2.8 Payment of Consideration

The Purchaser shall, following receipt of the Final Order by the Company and at least one Business Day prior to the filing by the Company of the Articles of Arrangement in accordance with Section 2.7(b), (i) provide the Depositary with sufficient funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable to the Public Shareholders pursuant to Section 2.3(e) of the Plan of Arrangement, as provided in the Plan of Arrangement, and (ii) provide the Company, by way of loan, an amount equal to the consideration that the holders of Company Options, Company Warrants and RSUs are entitled to receive pursuant to Sections 2.3(a), 2.3(b) and 2.3(c) of the Plan of Arrangement, as provided in the Plan of Arrangement.

2.9 Withholding Rights

The Purchaser, the Company, the Depositary or any other person making a payment to any person under this Agreement, as applicable, shall be entitled to deduct or withhold from any amount otherwise payable or deliverable to any person under this Agreement such amounts as the Purchaser, the Company, the Depositary or any other person making such payment, as applicable, is required to deduct or withhold, or reasonably believe to be required to deduct or withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted or withheld and remitted from the amount otherwise payable or deliverable pursuant to this Agreement to the appropriate Governmental Entity and shall be treated for all purposes under this Agreement as having been paid to the person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually timely remitted to the appropriate Governmental Entity. On the date hereof, the Purchaser does not intend to withhold any amounts in respect of the Consideration payable to the Company Shareholders for the Common Shares. The Purchaser acknowledges and agrees that the Purchaser, the Company or any other person that makes a payment to a holder of Company Options that is resident in Canada or is employed in Canada for purposes of the Tax Act in connection with the surrender or cancellation of the Company Options as described herein or in the Plan of Arrangement will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

(a) Except as set forth in the correspondingly numbered section, subsection, paragraph or subparagraph of the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) SCHEDULE C to the extent that its relevance to SCHEDULE C is reasonably apparent on its face) the Company represents and warrants to the Purchaser as set forth in SCHEDULE C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) Except for the representations and warranties set forth in this Agreement, neither the Company nor any other person has made or makes, and the Purchaser has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(c) The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2 Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company as set forth in SCHEDULE D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b) Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other person has made or makes, and the Company has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(c) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS OF THE PARTIES

4.1 Covenants of the Company Regarding the Conduct of Business

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or expressly permitted by this Agreement, (iii) as required by applicable Law or by a Governmental Entity, (iv) as required by any Pre-Acquisition Reorganization; or (v) with respect to clauses 4.1(b)(vi), 4.1(b)(xvii), 4.1(b)(xxiv) and 4.1(b)(xxx) below as expressly contemplated by the Company’s current budget approved by the Board on December 12, 2022, a copy of which is set forth in Section 4.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its subsidiaries, to conduct its business in the Ordinary Course, and the Company shall maintain and preserve in all material respects its and its subsidiaries’ business organization, liquidity, assets, properties, employees, goodwill and business relationships it currently maintains with customers, suppliers, partners and other persons with which the Company or any of its subsidiaries has material business relations.

(b) Without limiting the generality of Section 4.1(a), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or expressly permitted by this Agreement, (iii) as required by applicable Law or by a Governmental Entity, (iv) as required by any Pre-Acquisition Reorganization; or (v) with respect to clauses 4.1(b)(vi), 4.1(b)(xvii), 4.1(b)(xxiv) and 4.1(b)(xxx) below as expressly contemplated by the Company’s current budget approved by the Board on December 12, 2022, a copy of which is set forth in Section 4.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly:

(i) amend or otherwise modify its Constating Documents;

(ii) reduce the stated capital, adjust, split, divide, consolidate, combine or reclassify any shares of the Company or of any subsidiary, set aside or pay any dividend or other distribution or make any payment (whether in cash, shares or property or any combination thereof), in respect of the Common Shares owned by any person or the securities of any subsidiary, other than, in the case of any wholly-owned subsidiary of the Company, any dividends, distributions or payments payable to the Company or any other wholly-owned subsidiary of the Company;

(iii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of the Company or any of its subsidiaries or securities convertible into or exchangeable or exercisable for shares or other securities of the Company or any of its subsidiaries, except for: (A) the acquisition of shares of any subsidiary of the Company by the Company or by any other wholly-owned subsidiary of the Company; or (B) pursuant to the forfeiture or withholding of Taxes with respect to Company Options or RSUs;

(iv) issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize any such issuance, grant, delivery, sale, pledge or other encumbrance of, any shares or any options, units, warrants or similar rights exercisable or exchangeable for or convertible into shares of the Company or any of its subsidiaries, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Common Shares, except for: (A) the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options or the delivery of Common Shares upon the settlement of the currently outstanding RSUs; and (B) the issuance of any shares of any wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company;

(v) acquire (by merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction basis, in excess of $100,000 and subject to a maximum of $250,000 for all such transactions, other than, current assets acquired in the Ordinary Course;

(vi) other than inventory sold in the Ordinary Course, sell, lease, transfer or otherwise dispose of, directly or indirectly, in one transaction or in a series of related transactions, any of the Company’s or its subsidiaries assets;

(vii) reorganize, recapitalize, restructure, amalgamate or merge the Company or its subsidiaries;

(viii) grant a Lien (other than Permitted Liens) against any asset or properties of the Company or its subsidiaries;

(ix) adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Company or any of its subsidiaries;

(x) make, rescind or amend any Tax election, information schedule, designation or Tax Return, except in each case in the Ordinary Course, settle or compromise any material Tax claim, assessment, reassessment or liability, change any of its methods of reporting income, deductions or accounting for income Tax purposes, change any annual Tax accounting period, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(xi) make a request for a Tax ruling or voluntary disclosure or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes;

(xii) enter into any Tax sharing, Tax advance pricing, Tax allocation, Tax indemnification or similar agreement (other than customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes);

(xiii) materially reduce the amount of any of its individual categories of Tax attributes;

(xiv) create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, any equity commitment or otherwise become liable with respect to the liabilities of any person in an amount, on a per transaction or series of related transactions basis, in excess of $100,000 other than indebtedness owing by one wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company or by the Company to another wholly-owned subsidiary of the Company;

(xv) make any changes in the Company’s accounting methods, policies, principles, practices or procedures, except as required by concurrent changes in IFRS;

(xvi) hire any Company Employee or, except in the Ordinary Course for misconduct or other serious reasons, terminate the employment of any Company Employee;

(xvii) other than increases made in the Ordinary Course, grant any increase in the rate of wages, salaries, bonuses or other remuneration of Company Employees (including, for greater certainty, making any bonus or profit sharing distribution or similar payment of any kind);

(xviii) grant, amend or enter into any Contract with respect to change of control, severance, retention or termination payments with Company Employees or grant any increase of benefits payable under the Company’s and its subsidiaries’ current change of control, severance, retention or termination pay arrangements, plans, policies or Contracts, other than with respect to termination of Company Employees in the Ordinary Course earning a base salary of less than $100,000 annually;

(xix) adopt any new Employee Plan or terminate, amend or modify an existing Employee Plan (or commit to do so);

(xx) commence, waive, release, assign, settle or compromise any claims, rights, investigations, proceedings or litigation, including any claims, actions, suits, arbitrations or proceedings brought by or involving any Governmental Entity or any current, former or purported holder of any securities of the Company in its capacity as such, in each case, in excess of payment by the Company in an amount of $100,000 individually or $250,000 in the aggregate, or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxi) amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any Contract that would be a Material Contract if in effect on the date hereof (except for any Contract for the sale or procurement of goods or services entered into in the Ordinary Course on arm’s length terms with a customer or supplier of the Company or any subsidiary) or violate or be in default under any Material Contract;

(xxii) enter into or amend any Contract with any broker or investment banker;

(xxiii) enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement or similar relationship between the Company or any of its subsidiaries and another person or any agreement or arrangement regarding the control or management of the operations, or the appointment of governing bodies, of the Company or any of its subsidiaries;

(xxiv) other than in the Ordinary Course (including, for greater certainty, any transactions in connection with existing employment relationships), engage in any transaction with any director, officer or employee of the Company or any of its subsidiaries,;

(xxv) waive, release or assign any material rights, claims or benefits of the Company or its subsidiaries, including any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligations;

(xxvi) except as contemplated in Section 4.7, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy providing insurance coverage to the Company or any subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxvii) abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, leases, permits or registrations;

(xxviii) enter into any new line of business outside of the existing business of the Company and its subsidiaries, or materially change the business carried on by the Company and its subsidiaries, as a whole, or enter into any agreement or arrangement that would limit or restrict in any material respect the Company and its subsidiaries from competing or carrying on any business in any manner;

(xxix) agree to any limitation or restriction on the right of the Company or any of its subsidiaries to engage in any activity or business or acquire any property;

(xxx) except as set forth in Section 4.1(b)(xxx) of the Company Disclosure Letter, abandon, dispose of, exclusively license or terminate ownership rights in any material Intellectual Property owned by the Company or otherwise permit any of the Company’s rights in any material Intellectual Property to lapse;

(xxxi) knowingly take any action that would cause any of the representations or warranties set forth in SCHEDULE C to be untrue as of the date of this Agreement or as of the Effective Date; or

(xxxii) authorize, agree or resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

(c) During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall:

(i) keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax investigations involving the Company or any of its subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and its subsidiaries);

(ii) consider in good faith any reasonable requests by the Purchaser that the Company take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency;

(iii) duly and timely file (and shall cause its subsidiaries to duly and timely file) all Tax Returns required to be filed by it on or after the date hereof and prior to the Effective Date, all such Tax Returns will be true, accurate, complete and correct in all material respects; and

(iv) in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable, and shall cause each of its subsidiaries to do the same.

4.2 Pre-Acquisition Reorganizations

(a) The Company agrees that, upon the request by the Purchaser, the Company shall, and shall cause each of its subsidiaries to, use its commercially reasonable efforts to:

(i) effect such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”);

(ii) cooperate with the Purchaser and its advisors to determine the manner in which any Pre-Acquisition Reorganization might most effectively be undertaken; and

(iii) not take any action that would prevent or materially impair the Pre-Acquisition Reorganization;

provided, however, that the Company will not be obligated to participate in all or any portion of any Pre-Acquisition Reorganization, unless such Pre-Acquisition Reorganization (A) is not prejudicial in any material respect to the Company; (B) is not prejudicial in any respect to the Company Shareholders or the holders of Company Options, Company Warrants or RSUs; (C) does not require the Company to hold any additional meeting of Company Shareholders following the Company Meeting to obtain the approval of the Public Shareholders; (D) does not materially impede or materially delay the consummation of the Arrangement beyond the Outside Date; (E) does not materially interfere with the ongoing operations of the Company or its subsidiaries; (F) does not require the Company to contravene any applicable Laws, their respective organization documents or any Material Contract; (G) is not reasonably expected to result in any Taxes being imposed on any Public Shareholder or the holders of Company Options, Company Warrants or RSUs, that are greater than the Taxes to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization, or result in any adverse Tax or other consequence to such persons; and (H) is to be effective as close as reasonably practicable prior to or contemporaneously with the Effective Time and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company, any of its subsidiaries, the Company Shareholders or the holders of Company Options, Company Warrants or RSUs.

(b) The Purchaser agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties (including any Taxes payable and loss of any Tax attributes) suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). The obligations contained in this Section 4.2(b) shall survive indefinitely notwithstanding the termination of this Agreement.

(c) The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization as soon as reasonably practicable, and in any event at least ten Business Days prior to the anticipated Effective Date. Upon receipt of such notice, and subject to Section 4.2(a), the Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to any Pre-Acquisition Reorganizations. Any step or action taken by the Company in furtherance of a proposed Pre-Acquisition Reorganization shall not be considered to be a breach of any representation, warranty or covenant of the Company contained in this Agreement.

4.3 Covenants of the Company Relating to the Arrangement

(a) Subject to the provisions of this Agreement, the Company shall perform, and shall cause its subsidiaries to perform, all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, reasonably co-operate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its subsidiaries to:

(i) use all commercially reasonable efforts to obtain and assist the Purchaser in obtaining all required Regulatory Approvals;

(ii) use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement that it shall satisfy and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its subsidiaries with respect to this Agreement or the Arrangement;

(iii) use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) reasonably necessary to be obtained under any Material Contract in connection with the Arrangement or (B) required in order to maintain any Material Contract in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(iv) use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its subsidiaries relating to the Arrangement;

(v) use all commercially reasonable efforts to, upon prior written approval of the Purchaser, oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its subsidiaries is a party or brought against it or any of it subsidiaries or any of their respective directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby;

(vi) at the Purchaser’s request, use its commercially reasonable efforts to secure the resignations and customary releases in favour of the Company (in a form satisfactory to the Purchaser, acting reasonably) of the directors of the Company and, to the extent requested by the Purchaser in writing, its subsidiaries, and to the extent required by the Purchaser cause them to be replaced by persons nominated by the Purchaser effective as of the Effective Time; and

(vii) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(b) The Company shall promptly notify the Purchaser in writing of:

(i) any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or fact which would reasonably be expected to have a Material Adverse Effect;

(ii) unless prohibited by Law, any notice or other communication received by the Company or any of its subsidiaries from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (including a copy of any such written notice or communication);

(iii) unless prohibited by Law, any notice or other communication received by the Company or any of its subsidiaries from any supplier, customer or any counterparty to a Material Contract to the effect that such supplier, customer, or counterparty is terminating or otherwise materially adversely modifying its relationship with the Company or any of its subsidiaries as a result of this Agreement or the Arrangement (including a copy of any such written notice or communication);

(iv) any notice or other communication from any Governmental Entity (including any Securities Authority) in connection with this Agreement or the Arrangement (and subject to applicable Laws, the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v) any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its subsidiaries that are material or, whether or not material, that relate to this Agreement or the Arrangement.

4.4 Covenants of the Purchaser Relating to the Arrangement

(a) Subject to the provisions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall, and shall cause each of its affiliates to:

(i) use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement that it shall satisfy and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(ii) co-operate with the Company in connection with, and use its commercially reasonable efforts to assist the Company to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) reasonably necessary to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without committing itself or the Company to pay any consideration or to incur any liability or obligation that is not conditioned on consummation of the Arrangement (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(iii) use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(iv) use all commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, appeal, overturn, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging or affecting the Arrangement or this Agreement or the consummation of the transactions contemplated hereby; and

(v) not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(b) The Purchaser shall promptly notify the Company in writing of:

(i) any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate that is or would reasonably be expected to impair, impede or prevent the Purchaser from performing its obligations under this Agreement;

(ii) unless prohibited by Law, any notice or other communication received by the Purchaser from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement (including a copy of any such written notice or communication);

(iii) any notice or other communication from any Governmental Entity (including any Securities Authority) in connection with this Agreement or the Arrangement (and subject to applicable Laws, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iv) any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser or that relate to this Agreement or the Arrangement, in each case to the extent that such actions, suits, claims, investigations or proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement.

4.5 Preparation of Filings

(a) The Parties shall, as promptly as practicable hereafter, cooperate in the preparation of any documents deemed by any of the Parties to be necessary or advisable to discharge the Parties’ respective obligations under applicable Laws in connection with the Arrangement and all other matters contemplated by this Agreement. The Company and the Purchaser will provide each other with advanced copies and reasonable opportunity to comment on all notices and information supplied to or filed with any Governmental Entity (including notices and information which the Company or the Purchaser, in each case acting reasonably, considers confidential and sensitive which may be provided on a confidential and privileged basis to external counsel of the other Parties), and all notices and correspondence received from any Governmental Entity.

(b) Each Party shall furnish to the other Parties, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the actions contemplated by this Agreement will contain any Misrepresentation (other than with respect to any information relating to and provided by any third party that is not an affiliate of such Party).

(c) Each of the Parties shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that any circular or any other filing under applicable Laws in connection with the Arrangement or this Agreement contains a Misrepresentation, or that otherwise requires an amendment or supplement, and the Parties shall cooperate in the preparation of such amendment or supplement as required.

(d) The Company shall co-operate with the Purchaser in the preparation of presentations, if any, to the Public Shareholders regarding the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law, shall use its reasonable commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review and comment on the disclosure, unless prohibited by Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. For the avoidance of doubt, none of the foregoing shall prevent the Parties from making (a) internal announcements to their respective employees and having discussions with their respective shareholders, financial analysts and other stakeholders, or (b) public announcements in the Ordinary Course that do not relate to this Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by such person.

4.6 Access to Information

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law, the Company shall, and shall cause its subsidiaries and its and their respective Representatives to, upon reasonable prior notice: (a) give the Purchaser and its Representatives reasonable access to the offices, properties, assets (including books and records, whether retained internally or otherwise), Contracts and senior personnel of the Company and its subsidiaries during normal business hours; and (b) furnish to the Purchaser and its Representatives such financial and operating data and other information as such persons may reasonably request for such purpose, to the extent reasonably necessary in connection with the consummation of the transactions contemplated by the Agreement; provided that the Company’s compliance with any request under this Section 4.6 shall not unreasonably interfere with the Ordinary Course conduct of the business of the Company and its subsidiaries.

(b) This Section 4.6 shall not require the Company or its subsidiaries to permit any access, or to disclose any information that, in the good faith judgment of the Company, after consultation with outside legal counsel, may reasonably be expected to result in the breach of any Contract, cause any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its subsidiaries would be entitled to assert to be jeopardized with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company, after consultation with outside legal counsel) be managed through arrangements reasonably acceptable, and not unduly burdensome, to the Company.

(c) Each Party acknowledges that the Confidentiality Agreement continues to apply with respect to any confidential information furnished in connection with the Arrangement pursuant to Section 4.6(a) above.

4.7 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall, in consultation with the Purchaser, purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by the policies maintained by or for the benefit of the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of matters or claims arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that: (i) the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and (ii) the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for similar policies currently maintained by the Company or its subsidiaries.

(b) The Purchaser shall cause the Company and its subsidiaries to, from and after the Effective Time, to the extent permitted by Law, honour all rights to indemnification, exculpation and advancement now existing in favour of present and former employees, officers and directors of the Company and its subsidiaries (“Indemnified D&Os”), to the fullest extent permitted by the Constating Documents or applicable Law or under existing indemnification agreements provided to the Purchaser prior to the date hereof and acknowledges that such rights, to the extent that they are disclosed in Section 4.7(b) of the Company Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms, to the extent permitted by Law, with respect to actions, admission or omission of such Indemnified D&Os occurring on or prior to the Effective Date for a period of not less than six (6) years from the Effective Date (the “D&O Indemnification Expiry”).

(c) For greater certainty, any claims for indemnification pursuant to Section 4.7(b) asserted in good faith and in writing from an Indemnified D&O and in accordance with the Constating Documents or applicable Law or under existing indemnification agreements, as applicable, to the Company prior to the D&O Indemnification Expiry shall not thereafter be barred by such expiration and the rights set out in Section 4.7(b) in favour of the Indemnified D&O shall survive in respect of such claim.

(d) If the Company or any of its subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges into, any other person and is not a continuing or surviving company or entity of such consolidation, amalgamation or merger or (b) transfers all or substantially all of its properties and assets to any person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its subsidiaries) assumes all of the obligations set forth in this Section 4.7.

4.8 Exchange Delisting

Each of the Company and the Purchaser agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (a) the delisting of the Common Shares from Nasdaq (including, if reasonably requested by the Purchaser, such items as may be necessary to delist the Common Shares on the Effective Date) and (b) the Company to cease being a reporting issuer under applicable Securities Laws (including the deregistration of the Common Shares and suspension of the Company’s reporting obligations under the Exchange Act), in each case, as promptly as practicable following the last event set out in Section 2.3 of the Plan of Arrangement.

4.9 Post-Closing Employment Matters

(a) The Company Employees as of immediately prior to the Effective Time are referred to herein as the “Covered Employees.” Subject to Section 4.9(c), for a period of twelve (12) months following the date of this Agreement, the Purchaser will or will cause the Company to provide each Covered Employee with (i) base salary or hourly wages and cash incentive compensation opportunities that are substantially similar, in the aggregate, to those in effect immediately prior to the date hereof, provided that any form of discretionary compensation continue to be provided at the sole discretion of the Company, and (ii) employee benefits (excluding retiree health and welfare benefits or defined benefit pension plans or any post-termination or post-employment health benefits) that are substantially similar, in the aggregate, to those that such Covered Employee was entitled to receive as at the date hereof, in each case, provided the specific terms of such entitlements have been disclosed on Section 4.9 of the Company Disclosure Letter.

(b) Without limiting the generality of Section 4.9(a) but subject to Section 4.9(c), for a period of twelve (12) months following the date of this Agreement, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under existing employment and other agreements with Covered Employees and Employee Plans in accordance with their terms as in effect on the date hereof and to the extent the specific terms of such agreements and Employee Plans have been disclosed on Section 4.9 of the Company Disclosure Letter.

(c) The provisions of this Section 4.9 are solely for the benefit of the Parties to this Agreement and shall not constitute a guarantee of employment or prevent the Purchaser from causing the Company or its subsidiaries to terminate the employment of any person in accordance with applicable Law. No provision of this Section 4.9 is intended to, or shall constitute the establishment or adoption of or an amendment to any existing entitlement and no current or former Company Employee shall be regarded for any purpose as a third party beneficiary to this Agreement or have the right to enforce the provisions hereof.

Article 5
ADDITIONAL AGREEMENTS

5.1 Non-Solicitation

(a) The Company shall, and shall direct and cause its Representatives and its subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any person (other than the Purchaser, its affiliates or their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, the Company shall:

(i) promptly discontinue access to and disclosure of all confidential information, including and data room and any access to the properties, facilities, books and records of the Company or any of its subsidiaries; and

(ii) promptly and in any event within two (2) Business Days of the date hereof, request and exercise all rights it has to require (A) the return or destruction of any confidential information regarding the Company or any subsidiary provided to any person (other than the Purchaser or its affiliates) since January 1, 2022 in respect of a possible Acquisition Proposal and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any subsidiary, using its commercial reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights.

(b) Except as expressly provided in this Article 5, the Company shall not, and shall cause its subsidiaries not to, directly or indirectly, including through any of its or their Representatives, and shall not permit any such person to:

(i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing information or providing copies of, access to, or disclosure of, any confidential information, permitting any visit to any facilities or properties of the Company or any of its subsidiaries or entering into any Contract) any Acquisition Proposal;

(ii) enter into or otherwise engage or participate in or facilitate any discussions or negotiations with, or provide any information to, any person (other than the Purchaser or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to (i) communicate with any person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such person, (ii) advise any person of the restrictions of this Agreement, and (iii) advise any person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(iii) make a Change in Recommendation; or

(iv) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.1(d)).

(c) The Company represents and warrants that since January 1, 2022 the Company, its subsidiaries and its and their respective Representatives have not waived any confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its subsidiaries is a Party with any person. The Company agrees that it shall (i) take all necessary action to enforce any confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party and (ii) not release any person from, or waive, amend, suspend or otherwise modify any person’s obligations respecting the Company, or any of its subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party that remains in effect as of the date of this Agreement.

(d) Notwithstanding Section 5.1(a) and any other provision of this Agreement, the Board shall, prior to the approval of the Arrangement Resolution by the Company Shareholders, be permitted to participate in discussions or negotiations with, or furnish information to, any person in response to an unsolicited bona fide written Acquisition Proposal delivered by such person to the Company after the date hereof if, and only to the extent that:

(i) the Company has been and continues to be in compliance in all material respects with its obligations under Article 5;

(ii) such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction;

(iii) the Board, after receiving the advice of its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal;

(iv) the Board, after receiving the advice of its outside legal counsel, has determined in good faith that failure to take such action would be inconsistent with its fiduciary duties; and

(v) prior to entering into any discussions or negotiations with, or furnishing any information to such person, the Board has received from such person an executed confidentiality agreement having substantially the same terms as the Confidentiality Agreement and, taken as a whole, being no less favourable to the Company than the Confidentiality Agreement, and which includes a “standstill” provision that restricts such person and its affiliates from announcing an Acquisition Proposal for a period of not less than 12 months from the date of such confidentiality agreement, and the Purchaser has been provided with a copy of such confidentiality agreement and the Purchaser is provided promptly with a list of, or in the case of information that was not previously made available to the Purchaser, copies of, any information provided to such person;

(e) The Company shall promptly (and in any event within 24 hours of receipt by the Company) notify the Purchaser, at first orally and then in writing, of all inquiries proposals, offers relating to or constituting an Acquisition Proposal, all requests for discussions or negotiations relating to an Acquisition Proposal and all requests for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries, in each case received on or after the date hereof, of which it or any of its subsidiaries, or any of its or their Representatives, is or becomes aware, or any amendments to any of the foregoing. The Company shall keep Purchaser informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal, offer or request and will respond promptly to all inquiries by the Purchaser with respect thereto. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal or such inquiry, proposal, offer or request, the identity of the person making such Acquisition Proposal or such inquiry, proposal, offer or request, a copy of such inquiry, proposal, offer or request and all written communications related thereto, and the Company shall provide such other details of the Acquisition Proposal and inquiry, proposal, offer or request as the Purchaser may reasonably request.

(f) The Company shall at all times ensure that its subsidiaries and its and its subsidiaries Representatives are aware of the provisions of this Section 5.1 and it will be responsible for any breach of this Section 5.1 by such subsidiaries or Representatives.

5.2 Responding to a Superior Proposal and Right to Match

(a) Prior to the approval of the Arrangement Resolution by the Required Vote, notwithstanding Section 5.1(a), the Board may modify or withdraw its recommendation of the Arrangement and accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal if, and only to the extent that:

(i) the Company has been and continues to be in compliance in all material respects with its obligations under Article 5;

(ii) the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill or similar restriction;

(iii) the Board, after receiving the advice of its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes a Superior Proposal;

(iv) the Company has provided the Purchaser with a notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal as required under Section 5.1(e), including a copy of any proposed agreement relating to such Superior Proposal, at least five Business Days prior to the date on which the Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

(v) five Business Days shall have elapsed from the later of the date on which the Purchaser received the notice and documentation referred to in Section 5.2(a)(iv) from the Company in respect of the Superior Proposal and the date the Purchaser received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal (the “Match Period”) and, if the Purchaser has proposed to amend the terms of the transactions contemplated in this Agreement and the Arrangement in accordance with Section 5.2(b), the Board (after receiving the advice of its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of this Agreement and the Arrangement proposed by the Purchaser; and

(vi) such Superior Proposal does not obligate or permit the Company or any other person to interfere with or seek to interfere with the completion of the Arrangement or to complete any transaction that would contravene Section 4.1.

(b) During each Match Period, or such longer period as the Company may approve in its sole discretion for such purpose, the Purchaser shall have the right, but not the obligation, to offer to amend the terms of the transactions contemplated in this Agreement and the Arrangement. The Board shall review any proposal by the Purchaser to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Purchaser’s proposal to amend the transactions contemplated by this Agreement and the Arrangement would, upon acceptance by the Company, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. If the Acquisition Proposal would no longer constitute a Superior Proposal, the Board shall negotiate in good faith with the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Purchaser deems appropriate and as would enable the Purchaser to proceed with the Arrangement and the transactions contemplated in this Agreement on such adjusted terms. If the Board (based upon, inter alia, the recommendation of the Special Committee) so determines, it will promptly enter into an amended agreement with the Purchaser reflecting the amended proposal.

(c) Where the Company has provided the Purchaser notice pursuant to Section 5.2(a)(iv) and the Company Meeting is scheduled to be held prior to the expiry of the Match Period and the Purchaser requests in writing that the Company Meeting proceed, the Company shall continue to take all reasonable steps necessary to hold the Company Meeting and to cause the Arrangement Resolution to be voted on at the Company Meeting, or alternatively, if requested to do so by the Purchaser, the Company shall postpone or adjourn the Company Meeting as to a date that is not more than 20 days after the scheduled date of the Company Meeting or any previous postponement or adjournment thereof, and the Board shall waive the proxy cut-off time if requested to do so by the Purchaser and shall, in the event that the Purchaser and the Company amend the terms of this Agreement or the Arrangement pursuant to Section 6.5, ensure that the details of such amended Agreement or Arrangement are communicated to the Company Shareholders prior to the resumption of the postponed or adjourned Company Meeting. For greater certainty, unless this Agreement is terminated in accordance with its terms, nothing in this Agreement shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Article 2.

(d) The Board shall promptly (and in any event within two Business Days) reaffirm the Board Recommendation by news release after any Acquisition Proposal is publicly announced or made and (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that a proposed amendment to the terms of transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and all reasonable comments made by the Purchaser and its outside legal counsel shall be accepted and incorporated into such news release.

(e) Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of Section 5.1 and the requirement under Section 5.2(a)(v) to initiate a new Match Period.

(f) Nothing contained in this Agreement shall prohibit the Board from making any disclosure to any Company Shareholders prior to the Effective Time, including for greater certainty by directors’ circular or otherwise, if such disclosure is required by Securities Laws; provided however, notwithstanding that the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation other than as permitted in Section 5.2.

5.3 Agreement as to Damages

Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, the Company shall pay, or cause to be paid, to the Purchaser (or as directed by the Purchaser) by wire transfer of immediately available funds an amount equal to US$322,000 (the “Termination Fee”) if:

(a) the Purchaser shall have terminated this Agreement pursuant to Section 6.2(c)(i) [Change in Recommendation] or Section 6.2(c)(iii) [Company Breach of Arrangement/Non-Solicit/Accepting Superior Proposal Covenants], in which case payment shall be made within two Business Days of such termination;

(b) the Purchaser or the Company shall have terminated this Agreement pursuant to Section 6.2(b)(i) [Outside Date] or Section 6.2(b)(ii) [Failure of Shareholders to Approve] if:

(i) after the date hereof, an Acquisition Proposal shall have been made or proposed to the Company or otherwise, or publicly announced, or a person shall have publicly announced an intention to do so (which has not been withdrawn);

(ii) the Required Vote is not obtained prior to the Outside Date; and

(iii) within one year after the date of the termination of this Agreement either (A) the Company or any of its subsidiaries enters into a Contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause (i) above and whether or not such Acquisition Proposal is consummated), in which case payment shall be made prior to the Company entering into such Contract, or (B) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the clause (i) above) is consummated, in which case payment shall be made prior to the consummation of such Acquisition Proposal; or

(c) the Purchaser shall have terminated this Agreement pursuant to Section 6.2(b)(i) [Outside Date] or Section 6.2(c)(ii) [Company Breach of Reps/Covenants] and the circumstance giving rise to the Purchaser’s right to terminate the Agreement was the wilful failure of the Company to fulfill any of its obligations under this Agreement when required to do so, in which case payment shall be made within two Business Days of such termination.

5.4 Liquidated Damages, Injunctive Relief and No Liability of Others

(a) The Parties acknowledge that the agreements contained in Section 5.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in Section 5.3 represent compensation for the disposition of the Purchaser’s rights under this Agreement and is the payment of liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the right to receive payment of the amount determined pursuant to Section 5.3, in the manner provided therein, is, where such amount has been paid in full, the sole monetary remedy of the Purchaser in respect of the event giving rise to such payment, other than the right to injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith. There shall be no liability of any shareholder or any Representative of the Purchaser or any of their respective affiliates, whether to the Company or any other person (including any shareholder or Representative thereof) in connection with any liability or other obligation of the Purchaser or any of their respective affiliates, whether hereunder or otherwise in connection with the transactions contemplated hereby.

Article 6
TERM, TERMINATION, AMENDMENT AND WAIVER

6.1 Term

This Agreement shall be effective from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.2 Termination

(a) Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Parties.

(b) Termination By the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time if:

(i) the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 6.2(b)(i) shall not be available to any Party if the failure of the Effective Time to occur by such date has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under this Agreement;

(ii) the Company Meeting is duly convened and held, the Arrangement Resolution is voted on by the Company Shareholders and the Required Vote is not obtained at the Company Meeting (or any adjournment or postponement thereof), except that the right to terminate this Agreement under this Section 6.2(b)(ii) shall not be available to any Party if the failure of to obtain the Required Vote at the Company Meeting (or any adjournment or postponement thereof) has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under this Agreement; or

(iii) after the date hereof, any Law is enacted, made, enforced or amended, as applicable, that makes consummation of the Arrangement illegal or that otherwise prohibits or enjoins the Company and the Purchaser from consummating the Arrangement or any of the other transactions contemplated by this Agreement, and such Law has, if applicable, become final and non-appealable, except that the right to terminate this Agreement under this Section 6.2(b)(iii) shall not be available to any Party if such enactment, making, enforcement or amendment of such Law has been caused by or is the result of the breach of any representation or warranty of such Party, or failure to fulfill, any of such Party’s obligations or covenants under this Agreement.

(c) Termination By Purchaser. This Agreement may be terminated by Purchaser at any time prior to the Effective Time if:

(i) the Board or the Special Committee, or any other committee of the Board, shall have:

(A) failed to unanimously recommend or withdrawn, qualified, amended or modified, or proposed or stated and intention publicly to withdraw, qualify, amend or modify, in a manner adverse to the Purchaser, its approval of the Arrangement or the Board Recommendation (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal following the public announcement thereof for a period of no more than five Business Days shall not be considered an adverse modification); or

(B) accepted, approved, endorsed or recommended, or proposed or stated an intention publicly to accept, approve, endorse or recommend, any Acquisition Proposal or taken no position or remained neutral with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five Business Days; or

(C) failed to reaffirm its approval of the Arrangement or the Board Recommendation as and when required under this Agreement or within five Business Days of being requested to do so by the Purchaser (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third business prior to the date of the Company Meeting) (together with any of the matters set forth in (A) and (B), a “Change in Recommendation”);

(ii) subject to Section 6.3, and provided that the Purchaser is not then in breach of its obligations under this Agreement so as to cause any condition in Section 7.3(a) [Performance of Covenants by the Purchaser] and Section 7.3(b) [Representations and Warranties of the Purchaser] not to be satisfied:

(A) any breach of any representation or warranty of the Company under this Agreement would cause the condition contained in Section 7.2(b) [Company Reps and Warranties Condition] not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3; or

(B) the Company is in breach of or fails to perform any of its covenants or obligations hereunder that would cause the condition contained in Section 7.2(a) [Performance of Covenants by the Company] not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3;

(iii) the Company breaches any of its covenants or agreements in Article 2 [Arrangement Covenants], Section 5.1 or Section 5.2 [Non-Solicit and Responding to a Superior Proposal Covenants]; or

(iv) there has occurred a Material Adverse Effect after the date hereof.

(d) Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if: subject to Section 6.3, and provided that the Company is not then in breach of its obligations under this Agreement so as to cause any condition in Section 7.2(a) [Performance of Covenants by the Company] and Section 7.2(b) [Representations and Warranties of the Company] not to be satisfied:

(i) any breach of any representation or warranty of the Purchaser under this Agreement would cause the condition contained in Section 7.3(b) [Purchaser Reps and Warranties Condition] not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3; or

(ii) the Purchaser is in breach of or fails to perform any of its covenants or obligations hereunder that would cause the condition contained in Section 7.3(a) [Performance of Covenants by the Purchaser] not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3.

6.3 Notice and Cure Provisions

(a) Each of the Purchaser and the Company shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(i) cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any respect on the date hereof or at the Effective Time that would cause any condition in Section 7.2(b) [Representations and Warranties of the Company] and Section 7.3(b) [Representations and Warranties of the Purchaser], as applicable, not to be satisfied; or

(ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time that would cause any condition in Section 7.2(a) [Performance of Covenants by the Company] or Section 7.3(a) [Performance of Covenants by the Purchaser], as applicable, not to be satisfied.

(b) Notification provided under this Section 6.3 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by any Party to provide a notification pursuant to Section 6.3(a) shall not be considered in determining whether any condition in Section 7.2 or Section 7.3 has been satisfied.

(c) The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 6.2(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 6.2(d) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party or Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (with any Willful Breach being deemed to be incurable and except matters arising out of the failure to make appropriate disclosure in the Company Disclosure Letter), no Party may exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is 10 Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). If such notice has been delivered prior to the filing of the Articles of Arrangement with the Director pursuant to Section 2.7, such filing shall be postponed until two Business Days after the expiry of such period.

6.4 Effect of Termination/Survival

If this Agreement is terminated in accordance with Section 6.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Section 4.2(b), Section 5.3, Section 5.4 and, this Section 6.4 and Section 8.1 through to and including Section 8.10 and the Confidentiality Agreement and as otherwise expressly contemplated hereby. Nothing in this Section 6.4 shall relieve any Party of liability for any breach of this Agreement prior to its termination.

6.5 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation, warranty, term or provision contained herein or in any document delivered pursuant hereto; or

(c) modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or modify performance of any of the obligations of the parties.

6.6 Waiver

The Company and the Purchaser may by mutual written agreement:

(a) waive, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto;

(b) extend the time for the performance of any of the obligations or acts of the other Party;

(c) waive any of the covenants herein contained for their respective benefit or waive any of the obligations of the other hereto;

(d) waive the fulfillment of any condition to its own obligations contained herein, only to the extent the fulfillment of such condition is intended for its benefit provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Article 7
CONDITIONS

7.1 Mutual Condition Precedents

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the satisfaction or waiver by the Parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of each of the Purchaser and the Company and which may only be waived, in whole or in part, by the mutual consent of each of the Purchaser and the Company:

(a) the Interim Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved at the Company Meeting by not less than the Required Vote in accordance with the Interim Order;

(c) the Final Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in any manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise; and

(d) no applicable Law shall be in effect that makes consummation of the Arrangement illegal or that otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or any of the other transactions contemplated by this Agreement.

7.2 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, which are for the exclusive benefit of the Purchaser and which may only be waived, in whole or in part, by the Purchaser:

(a) all covenants of the Company under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Company in all material respects, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(b) the representations and warranties of the Company set forth in (i) Paragraphs (2) [Corporate Authorization], (3) [Execution and Binding Obligation] and the first sentence of Paragraph (1) [Organization] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; (ii) Paragraph (6) [Capitalization] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for the purposes of this Section 7.2(b) any materiality qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date (disregarding for the purposes of this Section 7.2(b) any materiality qualification contained in any such representation or warranty)), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (iv) the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(c) between the date hereof up to and including the Effective Date, there shall not have occurred any Material Adverse Effect that remains continuing or any event or occurrence that would reasonably be expected to have a Material Adverse Effect;

(d) the aggregate number of Common Shares held, directly or indirectly, by Public Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 10% of the outstanding Common Shares.

7.3 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by the Company on or before the Effective Date of each of the following conditions, which are for the exclusive benefit of the Company and which may only be waived, in whole or in part, by the Company:

(a) all covenants of the Purchaser under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Purchaser in all material respects, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date;

(b) the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 7.3(b) any materiality qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date (disregarding for the purposes of this Section 7.3(b) any materiality qualification contained in any such representation or warranty)), except where the failure to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date;

(c) the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.8 the funds required to effect payment in full of the aggregate consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to the Company in writing the receipt of such funds.

7.4 Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

Article 8
GENERAL PROVISIONS

8.1 Notices to Parties

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a) if to the Purchaser:

Structured Alpha LP

c/o Thomvest Asset Management Ltd.

65 Queen Street West, Suite 2400

Toronto, Ontario M5H 2M8

Attention: Eugene Siklos
Email: [Redacted]

with a copy to (which shall not constitute notice):

Torys LLP
79 Wellington St. W., 30th Floor

Box 270, TD South Tower

Toronto, Ontario M5K 1N2

Attention: John Emanoilidis
Email: [Redacted]

(b) if to the Company:

Liminal BioSciences Inc.

440, boul. Armand-Frappier

Bureau 300

Laval, Québec H7V 4B4

Attention: Bruce Pritchard
Email: [Redacted]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West

41st Floor

Montréal, Québec H3B 3V2

Attention: Pierre-Yves Leduc and Julien Robitaille-Rodriguez
Email: [Redacted] and [Redacted]

and to:

Cooley LLP

55 Hudson Yards
New York, NY 10001

Attention: Kevin Cooper and Richard Segal
Email: [Redacted] and [Redacted]

8.2 Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.3 Expenses

Except as otherwise specifically provided in this Agreement (including Section 5.3), each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement or the transactions contemplated hereby, and all documents and instruments executed or delivered pursuant to this Agreement, as well as any other costs and expenses incurred, whether or not the Arrangement is consummated.

8.4 Injunctive Relief

(a) The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. To the extent that any Party brings pursuant to this Section 8.4 and in good faith an action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(b) Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (i) by seeking the remedies provided for in this Section 8.4, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (ii) nothing set forth in this Section 8.4 shall require any Party hereto to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.4 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 8.4 or anything set forth in this Section 8.4 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

8.5 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings negotiations and discussions, both written and oral, between the Parties with respect to the subject matter hereof and thereof. There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided in this Agreement. The execution of this Agreement has not been induced by, nor do any of the Parties rely upon or regard as material, any representations, promises, agreements or statements not incorporated into this Agreement including any documents or information in any due diligence examinations. This Agreement shall not be amended, added to or qualified except by written agreement signed by all of the Parties.

8.6 Assignment and Enurement

The Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, its controlled affiliate, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such controlled affiliate for all of its obligations hereunder. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other party hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

8.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.8 Waiver

Except as otherwise expressly set forth herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

8.9 No Third Party Beneficiaries

Except for the rights of the Company Shareholders to receive the Consideration for their Common Shares following the Effective Time pursuant to the Arrangement or except as provided in Section 4.2(b) and Section 4.7 and which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third persons mentioned in such provisions (the “Third Party Beneficiaries”), which rights are hereby acknowledged and agreed by the Purchaser, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

8.10 Counterparts

This Agreement may be executed in two or more counterparts (including counterparts by electronic copies), each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

STRUCTURED ALPHA LP, by its general partner, THOMVEST ASSET MANAGEMENT LTD.
By:	(signed) Eugene Siklos
Name: Eugene Siklos Title: President

LIMINAL BIOSCIENCES INC.
By:	(signed) Bruce Pritchard
Name: Bruce Pritchard Title: Chief Executive Officer

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement involving the Company and the Purchaser under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in the Arrangement Agreement and this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of July 12, 2023 among the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders entitled to vote thereon.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 191(4) of the CBCA after the Final Order is made.

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario and Montreal, Québec.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Liminal Biosciences Inc., a corporation incorporated under the CBCA.

“Company Circular” means the notice of the Company Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

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“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable.

“Company Shareholders” means holders of Common Shares.

“Company Stock Option Plan” means the amended and restated stock option plan of the Company effective as of and from August 10, 2010.

“Company Warrants” means the common share purchase warrants of the Company, including the 789,472 common share purchase warrants of the Company issued on November 3, 2020 and November 25, 2020 that expire on November 3, 2025.

“Consideration” means US$8.50 in cash per Common Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other person as the Company may appoint to act as the depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed under section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Company Shareholder as at the Record Date who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Fairhaven Covenants” means the covenants described in Section 11.4 of the Fairhaven SPA.

“Fairhaven Second Milestone Share Entitlement” means the entitlement of the Fairhaven Vendors to receive the amount of $3,069,265 represented by a certain number of Common Shares upon the achievement by Fairhaven Pharmaceuticals Inc. of certain events and subject to terms and conditions described in Section 3.4 of the Fairhaven SPA.

“Fairhaven SPA” means the share purchase agreement dated July 17, 2020 among the Company, as purchaser, the Fairhaven Vendors, as sellers, and Fairhaven Pharmaceuticals Inc., as amended pursuant to a first amending agreement dated November 10, 2021.

“Fairhaven Vendors” means, collectively, The Royal Institution for the Advancement of Learning/McGill University, Amorchem Limited Partnership, Genesys Ventures III LP and MSBI Valorisation Inc.

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“Final Order” means the final order of the Court under section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including Nasdaq.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably).

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including Nasdaq), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent by the Company to the Company Shareholders together with the Company Circular for use in connection with the Arrangement.

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims.

“Omnibus Incentive Plan” means the omnibus incentive plan of the Company dated May 7, 2019.

“Parties” means, together, the Purchaser and the Company and “Party” means any one of them.

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Purchaser and the Company, each acting reasonably.

“Purchaser” means Structured Alpha LP, a limited partnership existing under the laws of the Cayman Islands, by its general partner, Thomvest Asset Management Ltd., a corporation existing under the laws of the Province of Ontario.

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“Record Date” means the record date of the Company Meeting.

“RSUs” means the outstanding restricted share units issued under the Omnibus Incentive Plan.

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, capital, capital stock, recapture, transfer, land transfer, license, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, withholding, business, franchising, real or personal property, employee health, payroll, workers’ compensation, employment or unemployment, severance, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party.

“Tax Act” means the Income Tax Act (Canada).

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(a) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(1) Currency. All references to dollars or to $ are references the lawful currency of Canada, unless specified otherwise.

(b) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(2) Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(c) Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, and any statute, rule, resolution or regulation that supplements or supersedes them, unless stated otherwise.

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(3) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(d) Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

Article 2
The Arrangement

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of, and form part of, the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all registered holders and beneficial owners of Common Shares, Company Options, Company Warrants and RSUs, including Dissenting Holders, the Fairhaven Vendors, the registrar and transfer agent of the Company, the Depositary and all other persons, at and after the Effective Time without any further act or formality required on the part of any person.

2.3 Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at two-minute intervals starting at the Effective Time:

(a) each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan or the Omnibus Incentive Plan, as applicable, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Common Share of such Company Option, less withholdings required to be made under applicable Laws, and each such Company Option shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Common Share, the relevant Company Option will be cancelled for no consideration;

(b) each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Omnibus Incentive Plan, shall be deemed to be unconditionally vested and redeemable, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the Consideration per RSU, less applicable withholdings, and each such RSU shall thereafter immediately be cancelled;

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(c) each Company Warrant outstanding and unexercised immediately prior to the Effective Time shall, without any further action by or on behalf of a holder of Company Warrants, be surrendered by such holder to the Company in exchange for a cash payment from the Company equal to the amount by which the Consideration exceeds the exercise price per Common Share of such Company Warrant, less withholdings required to be made under applicable Laws, and each such Company Warrant shall immediately be cancelled and, for greater certainty, where the Consideration is equal to or less than the exercise price per Common Share, the relevant Company Warrant will be cancelled for no consideration;

(d) the Fairhaven Second Milestone Share Entitlement shall be extinguished and the Fairhaven Covenants shall be of no further force or effect, in each case without any further action by or on behalf of the Fairhaven Vendors, the Company and the Purchasers, in exchange for a right by the Fairhaven Vendors to receive $3,069,265 in cash in lieu of Common Shares from the Company, at such times and upon the completion of such conditions as described in Section 3.4 of the Fairhaven SPA;

(e) with respect to each Company Option, RSU and Company Warrant that is surrendered pursuant to Section 2.3(a), Section 2.3(b) or Section 2.3(c), as applicable, each holder of Company Options, Company Warrants and RSUs (i) shall cease to be a holder of such Company Options, Company Warrants and RSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Omnibus Incentive Plan and Company Stock Option Plan and all agreements, grants and similar instruments relating to the Company Options, Company Warrants and RSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(a), Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b) and Section 2.3(c), respectively;

(f) each of the Common Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i) such Dissenting Holders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set out in Section 3.1;

(ii) such Dissenting Holders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered in the register of Common Shares maintained by or on behalf of the Company; and

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(g) concurrently with the step in Section 2.3(f), each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by (i) the Purchaser and its affiliates, and (ii) Dissenting Holders who have validly exercised their Dissent Rights in accordance with Article 3 and who are ultimately entitled to be paid the fair value for such Common Shares, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the Consideration, less withholdings required to be made under applicable Laws, and:

(i) the holders of such Common Shares shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(ii) such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

Article 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

Registered Company Shareholders as at the Record Date may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

(a) ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Common Shares as described in Section 2.3(e) and shall be entitled to receive only the consideration contemplated in Section 2.3(e) that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised Dissent Rights.

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3.2 Recognition of Dissenting Holders

(a) In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Common Shares as at the Record Date in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs.

(c) In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, Company Warrants or RSUs; (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); (iii) the Purchaser or its affiliates and (iv) the Fairhaven Vendors.

Article 4
CERTIFICATES AND PAYMENTS

4.1 Payment of Consideration

(a) Following receipt of the Final Order and prior to the filing of the Articles of Arrangement, the Purchaser shall:

(i) deliver to the Company by way of loan an amount equal to the consideration that the holders of Company Options, RSUs and Company Warrants are entitled to receive, and payable by the Company, pursuant to Section 2.3(a), Section 2.3(b) and Section 2.3(c); and

(ii) deliver to the Depositary an amount equal to the aggregate Consideration that the Company Shareholders are entitled to receive for their Common Shares (with the aggregate amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose) under this Plan of Arrangement pursuant to Section 2.3(g). The cash deposited with the Depositary shall be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably).

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(g), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may require, the Company Shareholders represented by such surrendered certificates shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, as soon as practicable after the Effective Time, the cash which such holder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

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(c) On or as soon as practicable following the Effective Date, the Company shall deliver, to each holder of Company Options, Company Warrants and RSUs as reflected on the register maintained by or on behalf of the Company in respect of Company Options, Company Warrants and RSUs, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery, acting reasonably), if any, which such holder of Company Options, Company Warrants and RSUs has the right to receive under this Plan of Arrangement for such Company Options, RSUs and Company Warrants, less any amount withheld pursuant to Section 4.3.

(d) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(g), less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e) Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, Company Options, Company Warrants and RSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f) No holder of Common Shares, Company Options, Company Warrants and RSUs shall be entitled to receive any consideration or entitlement with respect to such Common Shares, Company Options, Company Warrants and RSUs other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

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4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Purchaser, the Company, the Depositary and any other person making a payment to any person under this Agreement, as applicable, shall be entitled to deduct or withhold from any amount otherwise payable or deliverable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company, the Depositary or any other person making such payment, as applicable, is required to deduct or withhold, or reasonably believe to be required to deduct or withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted or withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement to the appropriate Governmental Entity and shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Purchaser acknowledges and agrees that the Purchaser, the Company or any other person that makes a payment to a holder of Company Options that is resident in Canada or is employed in Canada for purposes of the Tax Act in connection with the surrender or cancellation of the Company Options as described herein or in the Plan of Arrangement will forego any deduction under the Tax Act with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the Tax Act.

4.4 Rounding of Cash

In any case where the aggregate cash amount payable to a particular holder of Common Shares, Company Options, Company Warrants and RSUs under the Arrangement would, but for this provision, include a fraction of a cent, the amount payable shall be rounded down to the nearest whole cent.

4.5 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

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4.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options, Company Warrants and RSUs issued or outstanding prior to the Effective Time, the Fairhaven Second Milestone Share Entitlement and the Fairhaven SPA, (b) the rights and obligations of the holders of Common Shares, Company Options, Company Warrants and RSUs, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) other than with respect to the claims for damages in the lawsuit Bilodeau v Liminal Biosciences Inc., et al. commenced in docket number 500-11-060229-214 of the Superior Court of Quebec and all related actions, causes of actions, claims and proceedings thereto, all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, Company Warrants, RSUs, the Fairhaven Second Milestone Share Entitlement and the Fairhaven Covenants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, then approved by the Court and, if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by the Company and the Purchaser without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any of the Company Shareholders.

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(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the Arrangement Agreement.

Article 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B
ARRANGEMENT RESOLUTION

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (“Arrangement”) under Section 192 of the Canada Business Corporations Act, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached to the management information circular of Liminal Biosciences Inc. (the “Company”) in connection therewith, and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2. the Plan of Arrangement be and is hereby authorized, approved and adopted;

3. the arrangement agreement dated July 11, 2023 between the Company and Structured Alpha LP (the “Purchaser”), as it may be amended from time to time (the “Arrangement Agreement”), and all transactions contemplated therein, and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4. notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action.”

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1. Organization and Qualification. The Company and each of its Material Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Material Subsidiaries is duly qualified, licensed or registered to carry on business in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities make such registration necessary.

2. Corporate Authorization. The Company has the requisite corporate power and authority to enter into this Agreement, and (subject to obtaining approval of the Company Shareholders of the Arrangement Resolution in the manner required by the Interim Order, Law and the Final Order) to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, and the consummation by the Company of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby, other than approval by the Board of the Company Circular, approval by the Company Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court.

3. Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4. Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Director under the CBCA; (iv) customary filings with the Securities Authorities and the Nasdaq; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

5. Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition):

(a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or the Constating Documents of any of its Material Subsidiaries;

(b) assuming compliance with the matters referred to in Paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or any of its Material Subsidiaries;

(c) except as set out in Section 5.(c) of the Company Disclosure Letter, require any consent or approval by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Material Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under, any Material Contract or any material Authorization to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries is bound; or

(d) result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Material Subsidiaries (other than Permitted Liens);

except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6. Capitalization.

(a) The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the date hereof, there are 3,249,534 Common Shares issued and outstanding and zero Preferred Shares issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. No Common Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(b) As of the date hereof, there are 272,332 Common Shares issuable upon the exercise of outstanding Company Options and 789,472 Common Shares issuable upon the exercise of outstanding Company Warrants. Section 6(b) of the Company Disclosure Letter contains a list of the Company Options and Company Warrants with details regarding the exercise price, if applicable, the vesting terms of such Company Options and the number of participants to whom such Company Options have been granted as of the close of business on the Business Day prior to the date of this Agreement. The Omnibus Incentive Plan and the Company Stock Option Plan and the issuance of securities under such plans (including all outstanding Company Options and RSUs) have been duly authorized by the Board in compliance with Law and the terms of such plans. There are no RSUs outstanding.

(c) The Omnibus Incentive Plan and the Company Stock Option Plan and the issuance of securities under such plans (including all outstanding Company Options and RSUs, if any) have been duly authorized by the Board in compliance with applicable Law and the terms of such plans.

(d) Except for the outstanding Company Options and Company Warrants or as set out in Section 6(d) of the Company Disclosure Letter, there are no:

(i) options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its subsidiaries are a party that obligate the Company or any of its subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its subsidiaries, or give any person a right to subscribe for or acquire, any securities of the Company or of any of its subsidiaries;

(ii) outstanding obligations of the Company or of any of its subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or, other than as contemplated by this Agreement, with respect to the voting or disposition of any securities of the Company or of any of its subsidiaries;

(iii) rights that are linked in any way to the price of any securities of, or to the value of or of any part of, or to any dividends or distributions paid on any securities of, the Company or any of its subsidiaries, other than the rights of Company Shareholders to dividends; or

(iv) notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with holders of Common Shares on any matter except as required by Law.

7. Shareholders’ and Similar Agreements. Except as set out in Section 7 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is subject to, or affected by, any unanimous shareholders agreement involving a person other than the Company or any of its subsidiaries and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or of any of its subsidiaries or pursuant to which any person other than the Company or any of its subsidiaries may have any right or claim in connection with any existing or past equity interest in the Company or in any of its subsidiaries.

8. Subsidiaries.

(a) The following information with respect to each subsidiary is accurately set out in Section 8.(a) of the Company Disclosure Letter: (i) its name; (ii) whether the subsidiary is wholly-owned by the Company or any of its wholly-owned subsidiaries and if not wholly-owned, the number, type and percentage of its outstanding equity securities or other equity interests owned directly or indirectly by the Company and the number, type and percentage of its outstanding equity securities or other equity interests owned by registered holders of shares or other equity interests if other than the Company and its subsidiaries; and (iii) its jurisdiction of incorporation, organization or formation.

(b) The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its subsidiaries, free and clear of any Liens, except for Permitted Liens, and all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other person.

(c) There are no Contracts, arrangements or restrictions that require the subsidiaries to issue, sell or deliver any equity securities, or any securities convertible into or exchangeable for, any equity securities.

9. Canadian Securities Law Matters.

(a) As of the date hereof, the Company is a “reporting issuer” under Securities Laws in each of the provinces of Canada. As of the date hereof, the Company is in compliance in all material respects with applicable Securities Laws in Canada.

(b) As of the date hereof, the Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Securities Authority in Canada seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and to the knowledge of the Company, the Company is not currently subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

10. U.S. Securities Law Matters.

(a) As of the date hereof, the Common Share are listed and posted for trading on Nasdaq. As of the date hereof, the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(b) As of the date hereof, the Common Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act. As of the date hereof, the Company is a “foreign private issuer” as defined pursuant to Rule 3b-4 under the U.S. Exchange Act.

(c) As of the date hereof, other than the Common Shares, the Company does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(d) The Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(e) The Company is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

11. Reports.

(a) Since January 1, 2022, the Company has timely filed true and correct copies of the Company Filings that the Company is required to file under Securities Laws with the applicable Securities Authorities, except where the failure to timely file would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The documents comprising the Company Filings (i) complied as filed in all material respects with applicable Laws, and (ii) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(b) Any amendments to the Company Filings required to be made have been filed on a timely basis with the applicable Governmental Entity, except where the failure to timely file would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The Company has not filed any confidential material change report with any Security Authority which at the date hereof remains confidential or any other confidential filings filed under Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity respect to any of the Company Filings and, to the knowledge of the Company, neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

12. Financial Statements.

(a) The Financial Statements: (i) were prepared in accordance with IFRS applied on a basis consistent with past practices unless otherwise disclosed in the Financial Statements; (ii) present fairly, in all material respects, the financial position, assets and liabilities of the Company and its Material Subsidiaries on a consolidated basis as at the respective dates thereof and in all material respects, the revenues, results of operations, changes in shareholders’ equity and cash flow of the Company and its subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such Financial Statements); and (iii) comply as to form in all material respects with applicable accounting requirements in Canada and the United States.

(b) There have been no material changes in accounting methods, policies or practices of the Company or any of its Material Subsidiaries since January 1, 2022 except, in each case, as described in the notes to the financial statements included in the Company Filings.

(c) The Company does not intend to correct or restate, nor is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in Paragraph 12(a) of this Schedule C. There are no, nor are there any commitments to become a party to any off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Material Subsidiaries with unconsolidated entities or other persons.

(d) Except as set out in Section 14(c) of the Company Disclosure Letter, the financial books, records and accounts of the Company and each of its Material Subsidiaries: (i) in all material respects have been maintained in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail, (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries, and (iv) accurately and fairly reflect the basis for the Company’s financial statements.

13. Sarbanes-Oxley Act. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder, in each case, with respect to the Company Filings, and the statements contained in such certifications were true and accurate in all material respects as of the dates made in such Company Filings. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing such certifications. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Material Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company or any of its Material Subsidiaries. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act. Neither the Board, the Company’s audit committee, nor an member of the Company’s management, has received (i) any whistleblower or similar complaints regarding the Company’s or its Material Subsidiaries’, financial reporting or internal controls over financial reporting, (ii) any written notice regarding any “significant deficiency” (as such term is defined by the SEC) in the internal controls over financial reporting of the Company, (iii) any written notice regarding any material weakness in the internal controls over financial reporting of the Company or (iv) any written notice regarding fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

14. Disclosure Controls and Procedures.

(a) The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s management, including its chief financial officer and chief executive officer, particularly during the periods in which the Company is preparing its interim filings and annual filings (as such terms are defined in NI 52-109); and (ii) information required to be disclosed by the Company in such annual or interim filings or other reports filed or submitted by it under Securities Laws, is recorded, processed, summarized and reported within the time periods specified in Securities Laws.

(b) The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c) Except as set out in Section 14(c) of the Company Disclosure Letter, to the knowledge of the Company, there is no material weakness (as such term is defined in NI 52-109) or significant deficiency relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other Company Employees who have a significant role in the internal control over financial reporting of the Company.

(d) To the knowledge of the Company, neither the Company, any of its Material Subsidiaries nor their respective Representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Material Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Representatives regarding questionable accounting or auditing matters, which has not been resolved to the satisfaction of the audit and conduct review committee of the Board.

15. Minute Books. Except as set out in Section 15 of the Company Disclosure Letter, the corporate minute books of the Company are and have been maintained in accordance with applicable Laws in all material respects, and are complete and accurate, in all material respects.

16. Auditors. PricewaterhouseCoopers LLP is and was during the periods covered by its reports included in the Company Filings independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and in accordance with applicable Securities Laws; there has not been any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with such auditors of the Company.

17. No Material Undisclosed Liabilities. Except set out in Section 17 of the Company Disclosure Letter, there are no liabilities or obligations of the Company or of any of its subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) not required to be set forth in the Company Filings under IFRS; (ii) incurred in the Ordinary Course since December 31, 2022; or (iii) reasonably incurred in connection with this Agreement or the transactions contemplated hereby (including any transaction expenses).

18. Absence of Certain Changes or Events. Since December 31, 2022 until the date of this Agreement, other than the transactions contemplated by this Agreement, the business of the Company and of each of its Material Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had, or which would reasonably be expected to have, a Material Adverse Effect.

19. Related Party Transactions. Except as set out in Section 19 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is indebted to any director, officer, or employee of the Company or any of its subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or employment arrangements or other terms of engagement such as salaries, bonuses, director’s fees or the reimbursement of Ordinary Course expenses), and there are no Contracts (other than employment arrangements or other terms of engagement or consulting agreements) with, or advances, loans, guarantees, material liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Company or any of its subsidiaries, or any of their respective affiliates or associates (except for “routine indebtedness” as defined under applicable Securities Laws).

20. Compliance with Law. Except as would not, individual or in the aggregate, have had or reasonably be expected to have a Material Adverse Effect, the Company and each of its Material Subsidiaries is, and since January 1, 2022 has been, in compliance with applicable Law, and neither the Company nor any of its Material Subsidiaries nor, to the knowledge of the Company, any of their respective directors or officers, is under any investigation with respect to, has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any applicable Law from any Governmental Entity.

21. Authorizations and Licenses. The Company and each of its Material Subsidiaries lawfully own, possess or have obtained all Authorizations that are required by Law (i) in connection with the operation of the business of the Company and of each of its Material Subsidiaries as presently conducted, and (ii) in connection with the ownership, operation or use of their properties and assets, except, in each case, where the failure to own, possess or obtain any such Authorization would not, individually or in the aggregate, materially impair the operation of the Company’s and its Material Subsidiaries’ businesses. The Company or its Material Subsidiaries, as applicable, lawfully hold, own or use all such Authorizations, and, except as would not individually or in the aggregate, have a Material Adverse Effect, (i) the Company or its Material Subsidiaries have complied with all such authorizations, (ii) to the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be expected to constitute a default under, or in respect of, any such Authorization, and (iii) each such Authorization is valid and in full force and effect and is renewable by its terms or in the Ordinary Course. As of the date of this Agreement, no action, investigation or proceeding is pending, or to the knowledge of the Company, threatened, against the Company or any of its Material Subsidiaries in respect of or regarding any such Authorization, and none of the Company or any of its Material Subsidiaries has received notice, written or verbal, that could reasonably be expected to result in the suspension, loss, non-renewal, material amendment or revocation of any such Authorizations. All material documentation relating to any Authorizations in the control of the Company or any of its Material Subsidiaries submitted to or received by any Governmental Entity relating to the conduct of the business were and are true, complete and correct in all material respects, and the Company owns all right, title and interest in any such material documentation and any Authorization.

22. Material Contracts.

(a) Section 22.(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts (or summaries of Material Contracts that are oral Contracts) have been disclosed in the Data Room prior to the date of this Agreement or are disclosed in the Company Disclosure Letter.

(b) Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Material Subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c) To the Knowledge of the Company, neither the Company nor any of its Material Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such breach or default.

(d) None of the Company or any of its Material Subsidiaries knows of, or has received any written notice or, to the knowledge of the Company, oral notice, of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract.

(e) None of the Company or any of its Material Subsidiaries has received any written notice or, to the knowledge of the Company, oral notice, that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Material Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

23. Personal Property. Except as would not, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect, the Company or one or more of its Material Subsidiaries has good title to all material personal property of any kind or nature which the Company or any of its Material Subsidiaries purports to own, a valid and enforceable leasehold interest in all material personal property which the Company or its Material Subsidiaries purports to lease, and a valid and enforceable contractual right with respect to all other material personal property used in the operation of the business of the Company and its Material Subsidiaries, in each case free and clear of all Liens. No person has any right of first refusal, undertaking or commitment, or any right or privilege capable of becoming a right of first refusal, undertaking or commitment, to purchase or otherwise acquire any interest in any material personal property that is owned or leased by the Company or any of its Material Subsidiaries or used in the operation of the business of the Company and its Material Subsidiaries.

24. Real Property. Section 24 of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property and accurately sets out a description of the Leased Real Property by municipal address and the parties to any Leases of Leased Real Property. True and complete copies of all Leases of Leased Real Property have been provided to the Purchaser. With respect to each Lease of Leased Real Property: (i) each Lease constitutes a legal, valid and binding obligation of the Company or one of its Material Subsidiaries, as the case may be, and is enforceable against the Company or such Material Subsidiary, as the case may be, in accordance with its terms and is in full force and effect and without amendment; (ii) the Company or one of its Material Subsidiaries, as the case may be, has good marketable leasehold interest in the Leased Real Property, in each case, free and clear of any and all Liens; and (iii) neither the Company nor any of its Material Subsidiaries, as the case may be, nor to the knowledge of the Company any other party to such Lease, has received any written notice or, to the knowledge of the Company, oral notice, that it is in breach of or default under any such Lease and no event has occurred which, with or without the giving of notice or lapse of time, or both, would constitute a breach of or default under any such Lease by the Company or any of its Material Subsidiaries. Except as set out in Section 24 of the Company Disclosure Letter, neither the Company nor any of its Material Subsidiaries own or, to the knowledge of the Company, have ever owned any real property. [Redacted – Sensitive Commercial Information.].

25. Intellectual Property.

(a) The Company and/or its Material Subsidiaries own or possess, or has a license to or otherwise has the right to use, all material Intellectual Property which is necessary for the conduct of its business as presently conducted (the “Company Intellectual Property”).

(b) To the knowledge of the Company, all Company Intellectual Property which is owned by or purported to be owned by the Company or its Material Subsidiaries (“Owned Intellectual Property”) is valid and enforceable subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and the Company is not bound by any agreement pursuant to which any third party is granted rights, privileges or immunities under or to any Owned Intellectual Property.

(c) To the knowledge of the Company, the material Company Intellectual Property which is not Owned Intellectual Property is, to the knowledge of the Company, valid and enforceable.

(d) To the knowledge of the Company, neither the use of any of the Owned Intellectual Property, nor the conduct of the business by the Company, infringes or misappropriates in any material way upon the Intellectual Property rights of any third party.

(e) To the knowledge of the Company, no third party is infringing upon or misappropriating the Owned Intellectual Property in any material way, and since January 1, 2017, the Company has not initiated any proceeding against, or put any third party on written notice, claiming the infringement or misappropriation of any Owned Intellectual Property.

(f) All employees and contractors that have created or developed any material Intellectual Property for or on behalf of the Company or any of its Material Subsidiaries have assigned all rights in such material Intellectual Property to the Company or such Material Subsidiary, and if applicable and to the extent permissible have waived all moral rights in and to such material Intellectual Property.

(g) None of the Software owned by the Company, Software under development by the Company, or any Software licensed by the Company that is material to the operation of the business as presently conducted (excepting any off-the-shelf software and non-customized third-party Software licensed to the Company for internal use on a non-exclusive basis) is subject to the terms of any “open source” or similar license (including any GNU General Public License) in a manner that would re-quire the source code of such Software to be publicly disclosed, licensed or distributed or otherwise made available to any third person.

26. Litigation. Except as disclosed in Section 26 of the Company Disclosure Letter, there are no claims, actions, suits, arbitrations, proceedings, inquiries complaints (including whistleblower complaints) or investigations pending, or, to the knowledge of the Company, are there any claims, actions, suits, arbitrations, proceedings, inquiries, complaints (including whistleblower complaints) or investigations threatened, against the Company or any of its Material Subsidiaries by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Material Subsidiaries, would, individually or in the aggregate, have a Company Material Adverse Effect or would reasonably be expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Material Subsidiaries before any Governmental Entity. Neither the Company nor any of its Material Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would individually or in the aggregate, have a Company Material Adverse Effect or that would be reasonably expected to prevent or materially delay the consummation of the Arrangement or the transactions contemplated hereby.

27. Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect or as set out in Section 27 of the Company Disclosure Letter, (i) to the knowledge of the Company, there exists no fact, condition or occurrence concerning the Company or its Material Subsidiaries and the operation of their respective businesses or assets with respect to any non-compliance with or obligation or liability under Environmental Laws; (ii) no unresolved complaint, notice or violation, citation, summons or order has been issued to the Company or any of its Material Subsidiaries alleging any violation by or liability of the Company or any of its Material Subsidiaries with respect to any Environmental Law; (iii) the operation of the business of the Company and its Material Subsidiaries is, and since December 31, 2021 has been, in compliance with Environmental Laws; and (iv) neither the Company nor any of its Material Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other person under any Environmental Law or with respect to Hazardous Substances.

28. Employees.

(a) Section 28.(a) of the Company Disclosure Letter contains a true and complete list of the Company Employees, as at June 30, 2023, including: including: (i) name; (ii) position; (iii) employment status (full-time or part-time, as applicable); (iv) work location (i.e., city and state/province, and country); (v) hire date and duration of employment; (vi) annual base salary or wage rate; (vii) annual incentive compensation targets and/or bonus entitlement; (viii) annual vacation or other paid time entitlements and accruals; (ix) other annual compensation; (x) whether subject to a work permit or work visa; (xi) status as active or inactive, and if inactive, the reason and type of leave, their expected date of return to work, if known, and whether the Company Employee is in receipt of disability benefits or workers’ compensation benefits; and (xii) whether the employee is subject to a written employment agreement with the Company.

(b) There is no unfair labour practice complaint, grievance or arbitration proceeding in progress or, to the knowledge of the Company, threatened against the Company or its Material Subsidiaries.

(c) Except as set out in Section 28(d) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, transaction bonus, sale, completion, incentive, retention or severance payments or agreements with Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Material Subsidiaries.

(d) The Company is in compliance in all material respects with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, classification of workers, overtime, human rights and occupational health and safety. There are no outstanding claims, complaints, charges, levies, investigations or Orders under any such Laws, nor has there been any notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment that the Company has received prior to the date hereof from any workplace safety and insurance or workers, compensation board or similar Governmental Entity in any jurisdiction that remain unpaid. There are no Orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of the Company under or in respect of any applicable employment Laws and there is no reasonable basis for any such claim, complaint, investigation or Order under any such Laws.

(e) The Company does not have any direct or indirect liability, whether actual or contingent, with respect to the misclassification of any person as an independent contractor rather than as a Company Employee, or as eligible or not eligible for overtime pay, or for participation in or exclusion from any Employee Plan, or with respect to any temporary employees.

(f) As of the date hereof, no Company Employee has notified the Company of his or her intentions to terminate his or her employment. Except as set out in Section 28(f) of the Company Disclosure Letter, the Company is not negotiating the termination of employment of any Company Employee, whether mutually, voluntarily or involuntarily, nor has any agreement been entered into regarding the same in the last six (6) months.

(g) There are no outstanding and unresolved inspection Orders made under any occupational health and safety legislation against the Company. There have been no fatal or critical accidents involving any Company Employees in the last six (6) years.

(h) Except as set out in Section 28(h) of the Company Disclosure Letter, there are no outstanding assessments, penalties or fines, or other amounts due or owing pursuant to the Charter of the French Language (Québec) and its applicable regulation and the Company has not been audited with respect to its linguistic situation an no audit of the Company is currently being performed with respect to its linguistic situation. The Office de la langue française (Québec) has never refused, suspended or cancelled the attestation of implementation of a francization program required to be implemented by the Company.

29. Collective Agreements.

(a) There is no Collective Agreement in force with respect to the Company Employees or, to the knowledge of the Company, any apparent union organizing activities or campaigns for Company Employees not covered under a Collective Agreement.

(b) As of the date hereof, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent or any other person holds bargaining rights with respect to any Company Employee, including by way of certification, interim certification, voluntary recognition or successor rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Employees in the last three years.

(c) As of the date hereof, there are no pending or, to the knowledge of the Company, threatened union organizing activities in-volving any Company Employees and no such activities have been undertaken in the last three years. As of the date hereof, there is no labour strike, dispute, lockout, work slowdown or stoppage pending, involving, affecting or, to the knowledge of the Company, threatened against the Company and no such event has occurred with respect to any Company Employees, nor has there been any complaints of unfair labour practices or any grievances (other than routine individual grievances), in each case, within the last five years.

(d) No union or bargaining agent has made any claim or complaint that any Company Employees not covered under a Collective Agreement should or ought to be included in the bargaining unit under such Collective Agreement, and as of the date hereof, there are no applications or claims made by any person, whether active, pending or, to the knowledge of the Company, threatened, to have the Company or any of its Material Subsidiaries declared a common, related or successor employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any of its Material Subsidiaries carries on business.

30. Employee Plans.

(a) The Company has disclosed in the Data Room true, correct and complete copies of all material Employee Plans and all material documents that support each Employee Plan.

(b) The Company and its Material Subsidiaries have registered, established, communicated, invested, funded and administered each Employee Plan in all material respects in accordance with Law and the applicable Employee Plan terms, including the terms of the documents that support such Employee Plans. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(c) All contributions, premiums or Taxes required to be made or paid by the Company or any of its Material Subsidiaries, as the case may be, in all materials respects, under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan.

(d) To the knowledge of the Company, there are no outstanding breaches, defaults or violations by any party to any Employee Plan and no Taxes, penalties or fees are owing or due and payable under or in respect of any of the Employee Plans.

(e) No Employee Plan is subject to any current, pending or threatened actions, investigations, examinations or claims (other than routine claims for benefits), and no audit or other proceeding by a Governmental Entity is ongoing, pending or threatened with respect to any Employee Plan and, to the knowledge of the Company, no exists no state of factors which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding that individually or in the aggregate would give rise to a Material Adverse Effect.

(f) Subject to the requirements of applicable Laws, no provision of any Employee Plan and no act or omission of the Company or its Material Subsidiaries in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate, in whole or in part, any Employee Plan.

(g) Except as set out in Section 30(g) of the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated herein will (i) increase or accelerate any entitlement under any Employee Plan, including any change of control, retention, golden parachute, bonus or similar payment, (ii) result in any severance or other payment becoming due, or (iii) increase the amount of any compensation or benefits due to any current or former Employee.

(h) Except as set out in Section 30(h) of the Company Disclosure Letter or as required by this Agreement, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws or by any requirement expressly provided for by the terms of the Employee Plans and the Company has not made any representations to any person, whether or not legally binding, to adopt, amend, modify or continue any Employee Plan in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(i) No Employee Plan is or is intended to be (i) a “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act; (ii) a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act; (iii) a “multi-employer plan” within the meaning of subsection 147.1(1) of the Tax Act; or (iv) an “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act. No Employee Plan is intended to be or has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” as such term is defined in subsection 248(1) of the Tax Act.

(j) No Employee Plan provides post-employment or retiree health and welfare benefits, other than coverage or benefits required to be provided by Law.

(k) Except as set out in Section 30(k) of the Company Disclosure Letter, only employees of the Company or the Material Subsidiaries, and its and their officers and directors or former employees, officers and directors (or any of their spouses, dependents, survivors, beneficiaries or estates) of the Company or the Material Subsidiaries are entitled to participate in the Employee Plans and no entity other than the Company and the Material Subsidiaries is a participating employer under any Employee Plan.

(l) All accruals for unpaid vacation pay, premiums and contributions for statutory plans, accrued wages, salaries, bonuses and commissions and Employee Plan payments have been reflected in the Company’s financial statements.

31. Insurance. The Company and each of its Material Subsidiaries, as applicable, is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Material Subsidiaries. To the knowledge of the Company, each such insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Material Subsidiaries is valid and binding and in full force and effect. Except as set out in Section 31 of the Company Disclosure Letter, to the knowledge of the Company, there is no material claim pending under any such insurance policy that has been denied, rejected, questioned or disputed (other than customary reservation of rights letters or notices) by any insurer or as to which any insurer has made any reservation of rights or refused to cover any material portion of such claims.

32. Taxes.

(a) Except as set out in Section 32(a) of the Company Disclosure Letter, each of the Company and its subsidiaries has duly filed all Tax Returns required to be filed by them in a timely fashion and all such Tax Returns are true, accurate, complete and correct in all material respects.

(b) Each of the Company and its subsidiaries has paid on a timely basis all material Taxes (whether or not shown on any Tax Return) which are due and payable by them on or before the date hereof other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any material Taxes of the Company and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c) Except as set out in Section 32(c) of the Company Disclosure Letter, there are no material investigations, audits or actions now pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(d) There are no material Liens with respect to Taxes upon any of the assets of the Company or any of its subsidiaries, other than Permitted Liens.

(e) Each of the Company and its subsidiaries has in all material respects withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(f) Neither the Company nor any of its subsidiaries has waived any statutory limitation period with respect to Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course) and no request for any such waiver or extension is currently pending.

(g) No Governmental Entity of a jurisdiction where neither the Company nor any of its subsidiaries file a Tax Return has made a claim that the Company or its subsidiaries is subject to Tax in such jurisdiction.

(h) Each of the Company and its subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired and which the Purchaser has requested.

(i) Neither the Company nor any of its subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that may reasonably be expected to have effect for any period ending after the Effective Date.

(j) Except as set out in Section 32(j) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement, other than any Contract entered into in the Ordinary Course the primary subject of which is not Taxes.

(k) Neither the Company nor any of its subsidiaries has acquired property having a material value from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(l) Each of the Company and its subsidiaries has complied in all material respects with all Laws relating to transfer pricing.

(m) To the knowledge of the Company, none of sections 78, 79, 79.1 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) has applied to the Company or any of its subsidiaries and there are no circumstances existing which may reasonably be expected to result in the application of sections 78, 79, 79.1 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its subsidiaries.

(n) Except as set out in Section 32(n) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is required to file any Tax Returns outside of its jurisdiction of incorporation.

(o) There are no circumstances existing which may reasonably be expected to result in section 17 of the Tax Act requiring a material amount to be included in the income of the Company or any of its subsidiaries.

(p) Except as set out in Schedule 32(p) of the Company Disclosure Letter, for the purposes of the Tax Act and other relevant Tax purposes, each of the Company and its subsidiaries is not a non-resident of Canada or a partnership other than a Canadian partnership.

(q) Neither the Company nor any of its subsidiaries has undertaken any “reportable transaction” as defined in 237.3(1) of the Tax Act or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act.

33. Corrupt Practices Legislation. Neither the Company nor any of its Material Subsidiaries, nor to the knowledge of the Company, any of its or their respective directors, officers or employees acting on behalf of the Company or any of its Material Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause the Company or any of its Material Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any Law of similar effect.

34. Privacy, Confidentiality and Information Technology. The Company and each of its Material Subsidiaries is, and since January 1, 2020 has been, conducting its business in compliance in all material respects with all applicable Laws governing privacy and the protection of Personal Information (“Privacy Laws”).

(a) The Company and each of its Material Subsidiaries have implemented and complied in all material respects with appropriate data security policies and procedures designed to ensure the integrity and security of Personal Information and all confidential data in their possession or control and designed to prevent any destruction, loss, alteration, corruption or misuse of or unauthorized disclosure or access thereto in compliance with applicable Privacy Laws.

(b) Since January 1, 2020, the Company and each of its Material Subsidiaries have not experienced any theft or unauthorized loss, use, disclosure, destruction, alteration of or access to Personal Information or other confidential information regarding the customers of the Company or its Material Subsidiaries (“Business Customer Information”). Since January 1, 2020, to the knowledge of the Company, no circumstance has arisen in which applicable Privacy Laws would require the Company or any of its Material Subsidiaries to notify a person or Governmental Entity of such data security breach or Security Incident.

(c) The Company and each of its Material Subsidiaries have in place policies and procedures regarding the collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information and Business Customer Information, that comply with applicable Privacy Laws and that accurately describe the operations of the Company and each of its subsidiaries with respect to the processing of Personal Information. The Company and each of its Material Subsidiaries have been in material compliance with such policies and procedures since January 1, 2020.

(d) The Company and each of its Material Subsidiaries have not been and are not currently subject to any third-party notification, claim, demand, audit or action in relation to Personal Information or Business Customer Information that they process and maintain, including in relation to an alleged violation of any Privacy Laws. The Company and each of its Material Subsidiaries have not been and are not currently subject to any audit or investigation by any Governmental Entity with respect to such matters.

35. Opinion of Financial Advisor. As of the date of this Agreement, the Special Committee has received the Financial Advisor Opinion, which has not been modified, amended, qualified or withdrawn, and the Valuation.

36. Brokers. Except for the engagement letter between the Company and BMO Nesbitt Burns Inc. and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement.

37. No Collateral Benefit. To the knowledge of the Company no “related party” of the Company or any of its “affiliated entities” (in each case within the meaning of MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for (i) the Purchaser and its affiliates and (ii) related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of any transaction contemplated under this Agreement.

38. Solvency. As at the date hereof, the Company, on a consolidated basis with its subsidiaries, is not insolvent on the basis that it is unable to pay its liabilities as they become due, and, to the knowledge of the Company, neither the Company nor any of its subsidiaries has incurred or plans to incur any indebtedness beyond its ability to pay such indebtedness as it becomes absolute and matured or becomes due or payable.

39. Board Approval and Special Committee Approval.

(a) As of the date of this Agreement, the Special Committee, after, among other things, receiving outside legal and financial advice in connection with evaluating the Agreement, has unanimously recommended that the Board approve the Arrangement and recommends that the Company Shareholders vote in favour of the Arrangement Resolution.

(b) As of the date of this Agreement, the Board, after, among other things, receiving outside legal and financial advice in connection with evaluating the Arrangement, has unanimously: (i) determined that the Consideration to be received by the Public Shareholders pursuant to the Arrangement is fair to the Public Shareholders and that the Arrangement is in the best interests of the Company; (ii) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede, such determinations, resolutions or authorizations as of the date of this Agreement.

(c) Each of the Directors and executive officers of the Company has advised the Company and the Company believes that they intend to vote or cause to be voted all Common Shares beneficially held by them in favour of the Arrangement Resolution and the Company shall make a statement to that effect in the Company Circular.

40. Funds Available. The Company has sufficient funds available to pay the Termination Fee.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1. Organization and Qualification. The Purchaser is an entity duly formed and validly existing under the laws of the jurisdiction of its formation and has the requisite power and capacity to own and lease its assets and properties and conduct its business as now owned and conducted.

2. Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to complete the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the agreements and other documents to be entered into by it hereunder and the consummation of the Arrangement and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the agreements and other documents to be entered into by it hereunder, or the consummation of the Arrangement and the other transactions contemplated hereby and thereby.

3. Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4. Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Director under the CBCA; and (iv) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

5. Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not:

(a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser;

(b) assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser; or

(c) require any consent or approval by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, any Contract to which the Purchaser is a party or by which the Purchaser is bound.

except, in the case of each of clauses (b) and (c), as would not be reasonably expected to adversely impair or materially delay the consummation of the Arrangement and the transactions contemplated hereby.

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6. Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser or any of its affiliates by or before any Governmental Entity nor is the Purchaser or any of its affiliates subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

7. Security Ownership. Other than 1,987,622 Common Shares and 394,737 Common Shares issuable upon the exercise of Company Warrants beneficially owned by affiliates of the Purchaser as of the date hereof, none of the Purchaser or its affiliates beneficially owns or controls as of the date hereof any Common Shares or any securities that are convertible into or exchangeable or exercisable for Common Shares.

8. Financing. The Purchaser will have at the Effective Time sufficient funds available to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Arrangement.

9. Brokers. Except for persons, if any, whose fees and expenses will be paid by the Purchaser, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Purchaser or any of its subsidiaries or any of their respective Representatives or is entitled to any fee, commission or other payment from the Purchaser or any of its affiliates in connection with this Agreement or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or any of its subsidiaries.

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